新華財經
XINHUA FINANCE

RECEIVED
2007 FEB -6 A 10:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07020798

Date : 19 January 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re : Xinhua Finance Limited (the "Company") – SEC File # 82-34883
Information Required to be Filed Pursuant to
Rule 12g3-2(a)(1)(iii) of the Securities Exchange Act of 1934

Ladies and Gentlemen :

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we provide herewith copies of the documents listed in Exhibit A.

Neither this letter, the information or documents attached, nor any other information furnished to the SEC shall be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Nor shall this letter or information constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions, please contact the undersigned at (852) 3196-3939.

Yours faithfully,

PROCESSED
FEB 09 2007
THOMSON FINANCIAL

John McLean
General Counsel
Encl.

新華財經有限公司 Xinhua Finance Limited
香港上環德輔道中199號維德廣場二十樓2003-5室 Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
電話Tel (852) 3196 3939 傳真Fax (852) 2541 8266 電子郵件Email info@xinhuafinance.com 網址Website www.xinhuafinance.com

Securities and Exchange Commission

January 19, 2007

EXHIBIT A

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

	Document	**Date**	**Entity**
1.	Announcement regarding the second payment for acquisition of Stone & McCarthy Research Associates, Inc.	September 6, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
2.	Extraordinary report regarding the issuance of shares for acquisition of Stone & McCarthy Research Associates, Inc.	September 8, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
3.	Semi Annual Report	September 28, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
4.	Announcement regarding the second payment for acquisition of Praedea, Inc.	October 2, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
5.	Announcement regarding financial results for the first nine months of 2006	November 14, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)

6.	TDNet Announcement regarding summary of business results for the nine months of 2006	November 14, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
7.	Announcement regarding the terms of corporate bonds	November 15, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
8.	Announcement regarding the issuance of corporate bonds	November 21, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
9.	Announcement regarding financial results for the second payment for acquisition of Taylor Rafferty Associates, Inc.	November 22, 2006	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
10.	Extraordinary report regarding the issuance of shares for acquisition of Taylor Rafferty Associates, Inc.	November 30, 2006	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)
11.	Announcement regarding the acquisition of the entire equity stake in Glass, Lewis & Co.	January 10, 2007	Tokyo Stock Exchange (pursuant to the Timely Disclosure Regulation)
12.	Extraordinary report regarding the issuance of shares for acquisition of Glass, Lewis & Co.	January 15, 2007	Director of Kanto Local Finance Bureau (pursuant to the Ordinance Concerning Disclosure of Corporate Affairs) Tokyo Stock Exchange (pursuant to the Securities and Exchange Law)

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance makes second payment for acquisition of Stone & McCarthy Research Associates, Inc.

SHANGHAI, September 6, 2006 - Xinhua Finance Limited ("Xinhua Finance") (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced details of the second consideration payment to be made to the original shareholders of Stone & McCarthy Research Associates, Inc. ("SMRA") pursuant to the stock purchase agreement ("Agreement") signed in June 2004.

Xinhua Finance is pleased to announce that SMRA has generated EBITDA for 2005 of US$1,700,000. Accordingly, the original shareholders of SMRA will be entitled to an additional payment of US$2,400,000, consisting of US$600,000 in cash and 4,299 of Xinhua Finance shares pursuant to the Agreement. Xinhua Finance made such cash payment on September 6, 2006.

The Agreement provides for an initial payment of US$5,000,000, which was paid in June 2004, and for subsequent consideration to be paid to the SMRA original shareholders based on SMRA's financial performance in 2005, 2006 and 2007, up to a maximum amount of US$4,000,000.

Details of the issuance:

1. No. of shares issued : 4,299 shares
2. Issue price per share: Price is based on a "fixed value" at the signing date of US$418.70 per share as provided for in the Agreement.
3. Total amount of the issue price : US$1,800,000
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance: September 6, 2006
6. Use of proceeds: The shares are part of consideration of the shares of SMRA that were acquired in June 2004.

ends

新华财经
XINHUA FINANCE

More information:
Xinhua Finance
Hong Kong / Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

About Xinhua Finance Limited

Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	September 8, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6212-8323
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares as part of the second consideration payment in relation to the acquisition of Stone & McCarthy Research Associates, Inc.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
4,299 shares

(2) Issue Price
USD418.70 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD1,800,000

(5) Total amount to be capitalized
HKD85,980

c. Method of Issuance
Allocation of new shares to third parties

d. Areas of Issuance
United States of America

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Stone & McCarthy Research Associates,

Inc. that were acquired in June 2004.

g. Date of Issue
September 6, 2006

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of August 31, 2006)
HKD 17,847,675.80 YEN 269,142,951

Note: Capital amount means the stated capital excluding share premium.
The conversion of H.K. dollars into Japanese yen is calculated by the middle rate of telegraphic transfer selling and buying rates from the Tokyo Foreign Exchange Market on August 31, 2006, which is HKD1.00 = ¥15.08

SEMI-ANNUAL REPORT

Xinhua Finance Limited

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Tokyo Stock Exchange*

Type of Document:	SEMI-ANNUAL REPORT
To:	The Director of Kanto Local Finance Bureau
Filing Date:	September 28, 2006
Semi- annual Fiscal Year:	The Third-annual Fiscal Year of 2006 (From January 1, 2006 to June 30, 2006)
Name of Company:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Registered Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6212-8318
Name of Liaison Contact:	Kensuke Ambe Fumiharu Hiromoto Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6266-8520
Places where a copy of this Securities Report is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Tokyo Stock Exchange*

TABLE OF CONTENTS

**Please note that this document is a translation of the document prepared in the Japanese language and filed with the Tokyo Stock Exchange*

Notes:

1. As used in this document, and unless otherwise described or the context otherwise requires, references are as follows:

- **"Beijing Alpha"** refers to Beijing Alpha Financial Engineering Limited
- **"Beijing Century Media Culture"** refers to Beijing Century Media Culture Co., Ltd.
- **"China"** or **"PRC"** refers to the People's Republic of China
- **"Company"** or **"Xinhua Finance"** refers to Xinhua Finance Limited
- **"Companies Law"** refers to the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
- **"EconWorld"** refers to EconWorld Media Ltd
- **"Exchange"** refers to The Tokyo Stock Exchange, Inc.
- **"FTSE"** refers to FTSE Group, a joint venture between the Financial Times and the London Stock Exchange
- **"Fortune China"** refers to Fortune China Public Relations Limited
- **"G7 Group"** refers to The G-7 Group, Inc.
- **"GAAP"** refers to Generally Accepted Accounting Principles
- **"Hong Kong"** refers to the Hong Kong Special Administrative Region
- **"Hyperlink"** refers to Shanghai Hyperlink Market Research Co., Ltd.
- **"IFRS"** refers to International Financial Reporting Standards issued by the International Financial Reporting Standards Committee
- **"Mergent"** refers to Mergent, Inc.
- **"MNI"** refers to Market News International, Inc.
- **"Perspective"** refers to Beijing Perspective Orient Movie & Television Intermediary Co., Ltd.
- **"RMB"** refers to Renminbi
- **"SMRA"** refers to Stone & McCarthy Research Associates, Inc.
- **"Taide"** refers to Beijing Taide Advertising Co. Ltd
- **"Taylor Rafferty"** refers to Taylor Rafferty Associates, Inc.
- **"Washington Analysis"** refers to Washington Analysis LLC
- **"We"** or the **"Group"** refers to the Company and its consolidated subsidiaries
- **"XFM"** refers to Xinhua Finance Media Limited
- **"XFN"** refers to Xinhua Financial Network Limited
- **"Xin Cheng"** refers to Beijing Jing Guang Xin Cheng Advertising Company Limited

2. For convenience, conversion of U.S. dollars from our financial statements into Japanese yen is calculated by the foreign currency exchange rate (middle rate at US $1.00 = ¥115.24 as of June 30, 2006) from the Tokyo Foreign Exchange Market, in accordance with Article 130 of the Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

3. Where figures in tables in this document have been rounded, the totals may not necessarily agree to the sum of the figures.

4. At the shareholders' meeting held on June 24, 2005, the shareholders approved a stock split and a general mandate was granted to the Directors to have the authority to undertake a maximum of two share splits by way of capitalization of reserves until June 24, 2006. On August 15, 2005, the Board approved a three-for-one stock split by way of capitalization of reserves. Shareholders of record on September 14, 2005 received two additional shares of common stock for every share held on September 9, 2005. Share certificates representing the additional shares were issued on September 22, 2005.

PART I CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

There have been no material changes in the Corporate System of the Country and State from what was described in Securities Report filed on June 28, 2006 ("Securities Report").

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(1) Consolidated key financial data

Term		The 1st semi-annual fiscal year	The 2nd semi-annual fiscal year	The 3rd semi-annual fiscal year	The 1st fiscal year	The 2nd fiscal year
Fiscal year		2004	2005	2006	2004	2005
Turnover	US$'000 JP¥'000	17,885 (2,061,122)	46,500 (5,358,685)	75,026 (8,646,017)	59,689 (6,878,557)	110,010 (12,677,557)
Ordinary income / loss (△)	US$'000 JP¥'000	△3,917 (△451,394)	△820 (△94,500)	3,442 (396,600)	△9,100 (△1,048,684)	523 (60,319)
Net income / loss (△)	US$'000 JP¥'000	△4,296 (△495,018)	△1,385 (△159,649)	2,012 (231,830)	△9,305 (△1,072,350)	△2,814 (△324,334)
Net assets	US$'000 JP¥'000	120,312 (13,864,811)	174,736 (20,136,592)	383,852 (44,235,049)	149,102 (17,182,545)	279,442 (32,202,864)
Total assets	US$'000 JP¥'000	177,438 (20,447,952)	221,687 (25,547,252)	491,796 (56,674,515)	201,927 (23,270,118)	368,817 (42,502,426)
Net assets per share	US$ JP¥	0.19 (21.71)	725.68 (83,627.36)	314.20 (36,208.41)	719.66 (82,934.14)	305.65 (35,222.72)
Net income / loss (△) per share	US$ JP¥	△0.05 (△5.88)	△6.59 (△759.33)	2.38 (274.27)	△103.94 (△11,977.48)	△4.25 (△489.87)
Diluted EPS	US$ JP¥	— (—)	— (—)	— (—)	— (—)	— (—)
Capital adequacy ratio	(%)	67.8	78.8	65.2	73.9	75.8
Cashflow provided from (△used in) operating activities	US$'000 JP¥'000	2,840 (327,319)	△5,093 (△586,941)	△13,180 (△1,518,867)	△1,915 (△220,654)	△7,154 (△824,381)
Cashflow used in investing activities	US$'000 JP¥'000	△25,893 (△2,983,871)	△28,910 (△3,331,615)	△43,548 (△5,018,497)	△ 54,595 (△6,291,564)	△55,431 (△6,387,915)
Cashflow from financing activities	US$'000 JP¥'000	48,076 (5,540,320)	4,765 (549,073)	63,506 (7,318,441)	78,387 (9,033,370)	103,255 (11,899,078)
Cash and cash equivalents, end of the year	US$'000 JP¥'000	43,159 (4,973,670)	10,890 (1,254,918)	87,455 (10,078,291)	40,089 (4,619,827)	80,669 (9,296,349)
Number of employees		527	707	1,112	588	906
EBITDA	US$'000 JP¥'000	197 (22,733)	6,223 (717,086)	11,089 (1,277,853)	4,230 (487,454)	18,787 (2,165,058)

(2) Key financial data of the Company

Term		The 1st semi-annual fiscal year	The 2nd semi-annual fiscal year	The 3rd semi-annual fiscal year	The 1st fiscal year	The 2nd fiscal year
Fiscal year		2004	2005	2006	2004	2005
Turnover	US$'000	—	3,872	6,067	5,355	8,186
	JP¥000	(—)	(446,199)	(699,150)	(617,085)	(934,329)
Ordinary profit / loss (△)	US$'000	△3,265	928	△1,012	△6,285	△4,238
	JP¥000	(△376,227)	(106,942)	(△116,587)	(△724,289)	(△488,333)
Net profit / loss (△)	US$'000	△3,265	928	△1,012	△6,285	△4,238
	JP¥000	(△376,227)	(106,942)	(△116,587)	(△724,289)	(△488,333)
Share capital	US$'000	423	559	2,284	522	2,091
	JP¥000	(48,723)	(64,441)	(263,199)	(60,151)	(240,963)
Number of shares outstanding	(shares)	171,733,081	218,083.29	890,727.79	203,565.36	815,477.29
Net assets	US$'000	120,800	183,646	318,744	151,865	280,619
	JP¥000	(13,920,981)	(21,163,319)	(36,732,075)	(17,500,940)	(32,338,578)
Total assets	US$'000	146,132	191,667	361,380	172,059	299,204
	JP¥000	(16,840,282)	(22,087,745)	(41,645,488)	(19,828,034)	(34,480,301)
Dividend per share	US$	—	—	—	—	—
	JP¥	(—)	(—)	(—)	(—)	(—)
(Interim Dividend per share out of the above dividend)	US$	—	—	—	—	—
	JP¥	(—)	(—)	(—)	(—)	(—)
Capital adequacy ratio	(%)	82.7	95.8	88.2	88.3	93.8
Number of employees		3	4	5	1	5
EBITDA	US$'000	△518	860	△870	△1,215	82
	JP¥000	(△59,728))	(99,094)	(△100,313)	(△140,072)	(9,504)

Notes :

1. Consumption tax is not included in turnover.

2. The fiscal year of the 1st year begins on January 5, 2004 and ends on December 31, 2004 because this year is the incorporation year for XFL.

3. Regarding net assets per share, the suspense account of share exchange included in retained earnings is excluded from the calculation.

4. The consolidated financial statements of the Group and the financial statements of the Company are stated in U.S. dollars. The amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.

5. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

6. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments.

7. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.

8. On September 22, 2005 XFL's shares were split on 3 for 1 basis.

2. Business Overview

We are a global organization with our headquarters in Shanghai and offices across Asia, Australia, North America and Europe. We have offices in 17 locations include Hong Kong, Beijing, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Melbourne, New York, Washington, D.C., Charlotte, Dallas, San Diego, Toronto, London. Our 22 news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., Chicago, Princeton, Sunnyvale, San Diego, London, Frankfurt, Brussels, Paris and Berlin. As at June 30, 2006 we had 1,112 employees worldwide.

To further expand our product offerings and widen our distribution network in China, we have made a number of strategic acquisitions. Major subsidiaries and affiliates we acquired during this semi-annual period are as follows :-

- in January 2006, we completed the acquisition of Ming Shing International Ltd. (since renamed "Xinhua Finance Advertising Limited") and its subsidiaries Upper Will Enterprises Limited, Active Advertising Agency Limited, Active Advertising (Guangzhou) Co., Ltd., Beijing Taide Advertising Co. Ltd., Shenzhen Active Trinity Advertising Co., Ltd., Shangtuo Zhiyang International Advertising (Beijing) Co. Ltd., Beijing Longmei TV & Broadcast Advertising Co. Ltd., Beijing Jinlong Runxin Advertising Co. Ltd., and Shanghai Yuanxin Advertising & Media Co. Ltd;
- in March 2006, we entered into a purchase agreement for all the equity interests in Beijing Alpha Financial Engineering Limited and the acquisition was completed in July 2006
- in April 2006, we entered into an agreement to purchase 50% of the equity interests of Beijing Jing Guang Xin Cheng Advertising Company Ltd and the acquisition was completed in June 2006;
- in June 2006, we entered into an agreement to purchase 51% equity interests of Shanghai Hyperlink Market Research Co., Ltd and the acquisition was completed in August 2006
- in June 2006, we entered into an agreement to purchase 51% equity interests of Beijing Perspective Orient Movie & Television Intermediary Co., Ltd. and the acquisition was completed in July 2006

3. Related Companies (as of June 30, 2006)

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries and Affiliates

In the first half of 2006, the Company made the following additional acquisitions to enhance our product lines :-

Company Name	Address	Principal Activities*	% Voting Rights Held	Total Share Capital	Relationship with Company
Active Advertising (Guangzhou) Co. Ltd.	Room 2202, No.365 Tian He Lu, Tian He District, Guangzhou, PRC	Design, compose, act as an agent, release of advertisement and provide advertising information consulting service	72.20% (72.20%)	US$300,000	Design, compose, act as an agent, release of advertisement and provide advertising information consulting service
Active Advertising Agency Limited	21/F., On Hong Commercial Building, 145 Hennessy Road, Wanchai, Hong Kong	Investing holding	72.20% (72.20%)	HK$10,000	Holding company of Active Advertising (Guangzhou) Co. Ltd.; 1 common Director
Beijing Jingguan Xincheng Advertising Co. Ltd.	No.18-C66 Jianshe Road, Kaixuan Avenue, Fangshan District, Beijing, PRC	Act as an agent and release advertisement	36.10% (36.10%)	RMB5,000,000	Act as an agent and release advertisement
Beijing Jinlong Runxin Advertising Co. Ltd.	No.88 Weishan Zhuang Zhen Industiral District, Daxing District, Beijing, PRC	Design, compose, act as an agent, release of advertisement; advertisement information consulting, undertake exhibition, organize culture art communication activities	57.76% (57.76%)	RMB500,000	Design, compose, act as an agent, release of advertisement; advertisement information consulting, undertake exhibition, organize culture art communication activities
Beijing Longmei TV & Broadcast Advertising Co. Ltd.	Huashan Zhen Xinghua Industrial Area, Pinggu District, Beijing, PRC	Design, compose, act as an agent, release of advertisement	57.76% (57.76%)	RMB500,000	Design, compose, act as an agent, release of advertisement

Beijing Taide Advertising Co. Ltd.	Room 103, Unit 2, 16/F., District 5 Beijing Tiyu Daxue, Yuanmingyuan Donglu, Haiding Qu, Beijing, PRC	Release of advertisement and act as an agent	72.20% (72.20%) (through nominees)	RMB10,000,000	Release of advertisement and act as an agent
Guangzhou Jingshi Culture Intermediary Co., Ltd.	Room 340, No.36 Nanshe Street, Chengjie Avenue, Tianhe District, Guangzhou, PRC	Design, compose, act as an agent, release of advertisement enterprise culture planning, enterprise image planning, computer animation design, photography technology communication planning, exhibition service, investment consulting, brand design, market research and marking planning	51.99% (51.99%)	RMB1,000,000	Design, compose, act as an agent, release of advertisement enterprise culture planning, enterprise image planning, computer animation design, photography technology communication planning, exhibition service, investment consulting, brand design, market research and marking planning
Shanghai Heyuan Movie and Culture Co., Ltd.	Room 153, Building 2, No.599 Xinye Road, Qingpu District, Shanghai, PRC	Movie and culture planning, culture art communication, enterprise image planning, computer picture and working design and compose	64.98% (64.98%)	RMB500,000	Movie and culture planning, culture art communication, enterprise image planning, computer picture and working design and compose
Shanghai Yuanxin Advertising & Media Co., Ltd.	Room 304, No.1768, Nanlu Road, Nanhui District, Shanghai, PRC	Undertake advertising design, compose, release, act as an agent to undertake advertising business; economics information consulting, art production	57.76% (57.76%)	RMB2,000,000	Undertake advertising design, compose, release, act as an agent to undertake advertising business; economics information consulting, art production

Shangtuo Zhiyang International Advertising (Beijing) Co. Ltd.	No.18-C39 Jianshe Road, Kaixuan Avenue, Fangshan District, Beijing, PRC	Design, compose, act as an agent, release of advertisement; organize culture and art communication activities, undertake exhibition	57.76% (57.76%)	RMB1,000,000	Design, compose, act as an agent, release of advertisement; organize culture and art communication activities, undertake exhibition
Shenzhen Active Trinity Advertising Co. Ltd.	Room 12118 Building 12 West Tower, Xinghua Plaza, Shennan Middle Road, Futian District, Shenzhen, PRC	Advertising	72.20% (72.20%) (through nominees)	RMB300,000	Advertising
Upper Will Enterprises Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Investment holding	72.20% (72.20%)	US$50,000	Holding company of Active Advertising Agency Limited; 1 common director
Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd.)	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Advertising	72.20% (72.20%)	US$50,000	Advertising; 1 common director
Xinhua PR Newswire Limited	Suite 2003-5 Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong	Information provider	50% (50%)	HK$10,000	Information provider; 2 common directors

Notes:

(1) Numbers in brackets indicate percentage of equity held indirectly by the Company.
(2) Interests in companies of less than 20% equity interests held by the Group are not shown in the above table.

4. Employees

(1) The Group:

As of June 30, 2006, the Group employed 1,112 persons. The number of employees by geographical region is shown in the table below:

	Headcount
CHINA	552
EUROPE	37
HONG KONG	91
JAPAN	25
AUSTRALIA	6
REST OF ASIA	31
TAIWAN	13
USA	357
TOTAL	**1,112**

Note: The increase of the headcount during this fiscal year was due mainly to the acquisitions of Ming Shing International Ltd. and Beijing JingGuanXinCheng Advertising Co. Ltd.

(2) The Company:

As of June 30, 2006, the Company employed 5 persons.

Number of Employees	5
Average Age	44.16
Average Service Years	3.7 years
Average Salary (per person)	US$ 29,100 per month

(3) Labor Union etc.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

1. Summary of Results of Operations, etc.

Turnover by Geographical Locations

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing company, is set forth below.

	Semi-Annual Period Ended June 30, 2005		
	(thousands)		*% of total*
Asia	US$13,223	¥1,523,795	28.4
United States	30,386	3,501,639	65.3
Japan	2,627	302,790	5.7
Others	264	30,461	0.6
Total	US$46,500	¥5,358,685	100.0%

	Semi-Annual Period Ended June 30, 2006		
	(thousands)		% of total
Asia	US$16,963	¥1,954,837	22.6
United States	43,120	4,969,205	57.5
Japan	807	93,035	1.1
Others	14,135	1,628,940	18.8
Total	US$75,026	¥8,646,017	100.0%

Operating Results for Fiscal Period ended June 30, 2006

Asia

Sales inAsia amounted to US$16,963 thousand (¥1,954,837 thousand) for the six months year-to-date ended June 30, 2006, amount increased 28.3% as compared with last equivalent period. The increase was in line with our business growth coupled with the full period impact from subsidiaries that joined the group in 2005, such as EconWorld Media Limited, Beijing Century Media Culture Co, Ltd and Shanghai Pobo Data and Information Network Consulting Co. Ltd.

United States

Sales in United States amounted to US$43,120 thousand (¥4,969,205 thousand) for the six months year-to-date ended June 30, 2006, amount increased 41.9% as compared with last equivalent period. The increase was in line with our business growth coupled with the contribution in turnover by the subsidiaries acquired in 2005 such as Taylor Rafferty Associates Inc, Washington Analysis Corporation.

Japan

Sales in Japan amounted to US$807 thousand (¥93,035 thousand) for the six months year-to-date ended June 30, 2006, amount decreased 69.3% as compared with last equivalent period. The decrease was due to the discontinuing of certain trading activities.

Others

Sales generated from other regions amounted to US$14,135 thousand (¥1,628,940 thousand) for the six months year-to-date ended June 30, 2006, amount dramatically increased 5,254.2% as compared with last equivalent period. The increase was mainly contributed by the newly acquired subsidiary in this period being Ming Shing International Ltd.

Operating activities

Net cash used in operating activities amounted to US$13,180 thousand (¥1,518,867 thousand) for the six months year-to-date ended June 30, 2006, amount increased 158.8% as compared with last equivalent period. In line with our turnover growth, this usage was due to an increase in working capital needs, mainly trade receivables, from the rapid expansion of our business.

Investing activities

Net cash used in investing activities amounted to US$43,548 thousand (¥5,018,497 thousand) for the six months year-to-date ended June 30, 2006, amount increased 50.6% as compared with last equivalent period. The amount mainly consisted of cash used for strategic acquisitions such as Ming Shing International Ltd and Beijing JingGuanXinCheng Advertising Co. Ltd and subsequent consideration payment for Washington Analysis Corporation that totalled to US$36,333 thousand (¥4,187,063 thousand), deposits paid for upcoming acquisitions US$8,035 thousand (¥925,920 thousand) and capital expenditures US$2,835 thousand (¥326,753 thousand).

Financing Activities

Cashflow from financing activities amounted to US$63,506 thousand (¥7,318,441thousand) for the six months year-to-date ended June 30, 2006, amount increased 1,232.9% as compared with last equivalent period. The amount mainly consisted of US$ 1,230 thousand (¥141,779 thousand) in issuance of shares from the exercise of outstanding warrants, US$1,944 thousand (¥223,993 thousand) in net repayment of bank borrowing, and US$70,000 thousand (¥8,066,800 thousand) of funds raised by a subsidiary.

Cash Balance

Ending cash balance was US$87,455 thousand (¥10,078,291 thousand) as at June 30, 2006, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

2. Condition of Production, Order Acceptance and Sales

Condition of Production and Order Acceptance:
As we are a services company, this is not applicable.

Condition of Sales:
Please refer to "1. Summary of Results of Operations, etc."

3. Issues To Be Resolved

No material change in our issues to be resolved occurred in this semi-annual period.

4. Material Contracts Relating to Business

MING SHING INTERNATIONAL LTD.

The Company entered into a purchase agreement on December 21, 2005 with Lu Chin Chien, the shareholder of Ming Shing International Ltd. ("Ming Shing") for the purchase of all of the outstanding shares of Ming Shing. Ming Shing is a company incorporated in the British Virgin Islands which has been established to be the holding company for a number of advertising companies in Hong Kong and in the PRC. The purchase price will be paid in cash and shares of the Company over a period of next three years. There were an initial cash payment of US$ 29 million and a second payment of US$14.55 million in cash and 18,105 shares (post-split) of the Company based on Ming Shing's financial

performance in 2005, which will be followed by further payments based upon Ming Shing's financial performance in 2006 and 2007. The acquisition was completed in January 2006. Ming Shing was renamed to Xinhua Finance Advertising Limited.

BEIJING ALPHA FINANCIAL ENGINEERING COMPANY

The Company entered into a purchase agreement on March 2, 2006 with Chen Bing and Ma Yuewen, the shareholders of Beijing Alpha Financial Engineering Limited ("Beijing Alpha") for the purchase of all the equity interests in Beijing Alpha. Beijing Alpha is a company incorporated in the PRC and is engaged in the development and transfer of software technology, technical training and service, sale of computers and auxiliary equipments. An initial payment of RMB 2.85 million was paid for the acquisition and subsequent consideration is linked to the performance of Beijing Alpha in 2006, 2007 and 2008 and may be payable over the next three years. The total consideration is estimated at US$1 million. The acquisition was completed in July 2006.

BEIJING JING GUANG XIN CHENG ADVERTISING COMPANY LTD

The Company's subsidiary, Beijing Taide Advertising Co., Ltd. ("Taide") entered into an agreement on April 20, 2006 with the shareholder of Beijing Jing Guang Xin Cheng Advertising Company Limited ("Xin Cheng") for the purchase of 50% equity interests in Xin Cheng. Xin Cheng is a company incorporated in the PRC and is an advertising company. An initial payment of RMB 80,000,000 (approximately US$10 million) was paid for the acquisition and subsequent consideration may be payable in 2007 depending on Xin Cheng's financial performance in 2006 (up to a maximum of RMB70,000,000 or US$8.8 million, of which 50% to be paid in cash and 50% to be paid in Xinhua Finance shares). The acquisition was completed in June 2006. In September 2006, Taide has entered into an agreement with the shareholder of Xin Cheng to acquire the remaining 50% equity interests of Xin Cheng and an application for registration of share transfer has been filed with the local company registry. Upon completion of the registration, Taide will be the sole shareholder of Xin Cheng.

SHANGHAI HYPERLINK MARKET RESEARCH CO., LTD.

The Company's subsidiary, Beijing Taide Advertising Co., Ltd. entered into an agreement on June 14, 2006 with the shareholders of Shanghai Hyperlink Market Research Co., Ltd. ("Hyperlink") for the purchase of 51% equity interests in Hyperlink. Hyperlink is a company incorporated in the PRC and is one of China's top market research companies. An initial payment of US$2.5 million was paid for the acquisition and subsequent consideration may be payable in 2007 or in 2008 depending on Hyperlink's financial performance in 2006 and 2007 (up to a maximum of US$3.62 million in cash). The acquisition was completed in August 2006. In September 2006, Taide has entered into an agreement with the shareholders of Hyperlink to acquire the remaining 49% equity interests of Hyperlink and an application for registration of share transfer has been filed with the local company registry. Upon completion of the registration, Taide will be the sole shareholder of Hyperlink.

BEIJING PERSPECTIVE ORIENT MOVIE & TELEVISION INTERMEDIARY CO., LTD.

The Company's subsidiary, Beijing Century Media Culture Co., Ltd. entered into an agreement on June 15, 2006 with the shareholder of Beijing Perspective Orient Movie & Television Intermediary Co., Ltd. ("Perspective") for the purchase of 51% equity interests in Perspective. Perspective is a financial television program production company headquartered in Beijing and with studios in Beijing, Shanghai, Shenzhen and Hunan. The purchase price was RMB49 million. The acquisition was completed in July 2006.

PRAEDEA SOLUTIONS, INC.

The Company's subsidiary, Mergent, Inc. entered into an agreement on July 13, 2006 with the shareholders of Praedea Solutions, Inc. ("Praedea") for the purchase of all the equity interests in Praedea. Praedea is a U.S. company which develops software for automated data extraction. An initial payment of US$300,000 was paid on closing. Within 60 days from closing, Mergent, Inc. will either pay US$ 1,300,000, or issue shares with a market value of US$ 1,300,000, based on the closing price for the last trading day prior to issuance for the acquisition. Subsequent consideration may be payable in 2007 and 2008 depending on Praedea's financial performance in 2006 and 2007 (up to a maximum of US$ 8,500,000, of which US$ 2,400,000 is to be paid in cash and the remainder to be paid in Xinhua Finance shares, the number of which will be calculated based on its market price at the time of any such payment). The acquisition was completed in July 2006.

GLASS, LEWIS & CO., LLC

The Company entered into an agreement on August 9, 2006 with the shareholders of Glass, Lewis & Co., LLC ("Glass Lewis") for the purchase of 19.9% equity interests in Glass Lewis. Glass Lewis is a leading investment

research and global proxy advisory and voting services firm. It is headquartered in San Francisco with offices in New York, London, Tokyo and Denver. An initial payment of US$8,955,000 was paid for a 19.9% equity interest in Glass Lewis on August 9, 2006.

US$ LOAN FACILITY

The Company entered into a senior secured bridge facility agreement for US$30,000,000 with ABN AMRO Bank N.V (the "Bank") on May 26, 2006. Interest on any borrowed amount is payable quarterly at the aggregate of a margin of 2.75% per annum and LIBOR. The obligations under this bridge facility are secured by a security assignment in favour of the Bank over all present and future inter-company loans greater than US$500,000 granted by the Company to Xinhua Mergent Holdings Limited and Mergent, Inc. and a pledge of all of the shares of Mergent, Inc. to the Bank and are guaranteed by Xinhua Mergent Holdings Limited and Mergent, Inc. The bridge facility was fully repaid in August, 2006.

The Company entered into a senior secured five year US$70,000,000 facility agreement with the Bank, General Electric Capital Corporation and Mizuho Corporate Bank, Ltd., Hong Kong Branch on August 8, 2006 (the "Loan Agreement"). Interest on any borrowed amount is payable quarterly at the aggregate of a margin (ranging from 2.25% to 2.75% per annum, depending on the Debt Cover Ratio of the Company) and LIBOR. The obligations under this facility are secured by a pledge of all present and future inter-company loans (which, in aggregate, for each company in receipt of inter-company loans is equal to or greater than US$500,000) granted by the Company to a member of the Group and a pledge of all of the shares of Mergent, Inc, Stone & McCarthy Research Associates, Inc, Market News International, Inc., G7 Group, Inc., Washington Analysis Corporation, Taylor Rafferty Associates, Inc., Xinhua Mergent Holdings Limited and Xinhua Financial Network Limited (together "Guarantors") and are guaranteed by the Guarantors.

The Loan Agreement contains provisions which, among other things, require the Company and the Guarantors to maintain certain financial ratios and restrict their ability to dispose of assets, grant security interests over assets, pay dividends, make investments and enter into mergers.

TERM LOAN FACILITY

The Company's subsidiary, Xinhua Finance Media Limited ("XFM") entered into a secured term loan agreement with Patriarch Media Partners Limited ("PPM") in March, 2006, in the amount of US$10,000,000 (the "Term Loan"). Interest on any borrowed amount is payable quarterly at 2.75% above three-month LIBOR. The obligations under this facility (the "Loan Obligations") are secured by a pledge of all of the shares of Active Advertising Agency Limited, Econworld, Xinhua Finance Advertising Limited and Upper Will Enterprises Limited. The Loan Obligations are repayable on 31 December, 2008 ("Maturity"), and may, at the option of XFM, be repaid to PPM by the delivery of Xinhua Finance shares issued at a 10% discount to the trailing average closing price for the 30 trading days prior to issuance. The Loan Obligations are also convertible, at the option of PPM, into ordinary shares of XFM at a conversion price of US$3.66 per share (the "Conversion Price"), and will automatically convert into ordinary shares of XFM at the Conversion Price upon any initial public offering of XFM which values XFM at least US$400,000,000 (a "QIPO"). The Term Loan was amended on 20 September 2006 to provide for additional interest of $272,727.27 per quarter to accrue in arrears from 1 April 2006, and be payable upon Maturity.

SHARE PURCHASE AGREEMENT WITH PATRIARCH MEDIA PARTNERS LIMITED

XFM entered into a share purchase agreement with PPM in March 2006 for the purchase of a maximum of 21,873,235 preferred shares of XFM, of which 16,404,926 were issued for a total consideration of $60,000,000 (the "Preferred Shares"). The Preferred Shares are convertible, at the option of PPM, into 16,404,926 ordinary shares of XFM, and will automatically convert into 16,404,926 ordinary shares of XFM upon any QIPO. The Preferred Shares may be redeemed at the option of XFM for cash plus a 42% premium or by the delivery of Company Shares issued at a 10% discount to the trailing average closing price for the 30 trading days prior to issuance. On 20 September 2006, 819,672 Preferred Shares were redeemed for a total redemption amount of $1.00.

5. Research and Development

In the financial services and media industry, research and development efforts are focused on new product development, enhancement to existing products and services, and improvement in distribution mechanisms. We have invested in these areas since the inception of XFN. In our on-going business activities, we have spent substantial resources in research and development efforts and costs associated with such efforts are expensed in the income statement.
In new product development, our market indices business continues to develop new indices, such as the Blue Chip Value 100 Index and the H-Share Index, and futures contracts based on Xinhua FTSE's China A50 which are listed on

the Singapore Stock Exchange. Our ratings business continues to develop China sector reports, applying methodologies used in international markets to the local business realities and practices in China, such as the Xinhua Finance/ Milken Institute China Indicators, which gaug risks and returns inherent in China's markets. Our news business to launched China Bullet Points targeting clients in the fixed income and forex sectors. Also, our investor relations business has begun tailoring its worldwide investor relations services for the China market.

For product/service enhancements, our market indices business has continued to refine and improve its existing indices to cater for specific needs of our clients. Our index committee continues to commission many initiatives to continue improving our index calculation methodology. Our ratings business continues to communicate with domestic and international investors about the credit trends and outlooks of Chinese market and selected issuers to gauge new products or product refinements that are suitable, as well as increasing its coverage of China companies based on client demand. Our investor relations business continues to hold training seminars and conferences for existing and potential clients to educate them on the importance of shareholders communication. Our financial terminals business also has continued to develop terminal applications for other areas such as foreign exchange.

IV. CONDITION OF FACILITIES

1. Relocation of major facilities

The following offices were relocated in the first half of 2006.

Fortune China Public Relations Limited Offices
Effective March 1, 2006

Beijing
Room 622, East Wing, Office Tower 1, Beijing Junefield Plaza, No.6 Xuanwumen Waidajie, Beijing Postal code: 100052
中国 北京 宣武区 宣武门外大街6号庄胜广场办公楼 第一座 东翼622室邮编：100052"
Number of employees : 21
Area: 326.52m2
Monthly Rental: USD 3,164.71

Shanghai
Room 19B, Jianjing Building, 1399 Beijing West Road, Shanghai. Postal code: 200040
中国 上海 北京西路1399号建京大厦19B 邮编：200040
Number of employees : 4
Area: 170.03m2
Monthly Rental: USD1,531.55

Shanghai Far East Credit Rating Co., Ltd.
Effective April 17, 2006
New Address: Floor 9, 10th Building, 990 Dalian Road, Shanghai. Postal code: 200092
中国 上海 大连路990号10号楼9层 邮编：200092
Number of employees : 97
Area: 1200m2
Monthly Rental: Company Owned
Book value of the facilities : RMB21,654,000.00

Econworld Media Limited Beijing Office
Effective April 22, 2006
New Address: RM 410 Wangfu Century, No.55 Dong An Men Avenue, Dongcheng District, Beijing China 100006
Number of employees : 17
Area: 208.74m2
Monthly Rental: USD 2,536.04

Xinhua Financial Network Limited Shanghai Office

Effective May 29, 2006
New Address: 2702 2 Grand Gateway, 3 Hongqiao Lu, Shanghai PR China 200030
上海市虹桥路3号港汇中心二座2702 邮编：200030
Number of employees : 13
Area: 158.12m2
Monthly Rental: USD 4,712.46

2. Plans for new creation and disposal of facilities

There is no change in the plans for new creation and disposal of facilities from previous period. There is no new plan for creation and disposal of facilities.

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc. (As of June 30, 2006)

(1) Total number of shares, etc.

Number of Authorized Shares:	2,500,000.00
Total Number of Shares Outstanding:	890,727.79
Number of Shares Unissued:	1,609,272.21
Warrants and Options to Subscribe For the Equivalent Number of Ordinary Shares*:	31,933.00
Balance of number of options to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan for 2005**:	13,940.00
Maximum number of options to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan for 2006**:	34,522.00
FULLY DILUTED SHARES:	**971,122.79**

Notes :

* The following table sets forth certain information regarding grants of options and warrants (save and except share options granted to employees under the Employee Stock Compensation Plan) to acquire our shares:

** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price or option price (as the case may be) is determined by the committee but may not be below par value. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

** The number of options granted to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan for 2005 were 14,910 shares, of which options to subscribe for 970 shares have been exercised during this semi-annual period.

Notes : (a) The options to subscribe for 114 ordinary shares (post-split) granted on 5 January 2004 were lapsed on 31 December 2005 and the options to subscribe for 36 ordinary shares (post-split) were exercised on 31 December 2005.

(b) The warrants to subscribe for 3,900 ordinary shares (post-split) granted on 16 July 2004 were exercised on 23 February 2006.

Date of Grant	# of warrants/ options	Class	# of shares	Amount to be paid ($US)	Amount to Share Capital if exercise ($US)	Exercise Period	Transferable	Other material terms
12-Aug-04	Warrant to subscribe for 294 ordinary shares	Ordinary	294	$264 per share	$77,616	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercised in whole and not in part. May not sell or otherwise dispose of any securities of the Company without the prior written consent of the Company or underwriters.
1-Nov-04	Options to subscribe for 39 ordinary shares	Ordinary	39	$533.33 per share or as determined by Compensation Committee	$20,800 or as determined by Compensation Committee	1 November 2004 to 1 December 2006	Option shall not be assignable	9 shares and 15 shares vested on 1 November 2004 and 1 November 2005 respectively and 15 shares will vest on 1 November 2006.
9-Feb-05	Options to subscribe for 600 ordinary shares	Ordinary	600	$666.67 per share	$400,000	9 February 2005 to 9 February 2015	Option shall not be assignable	204 shares and 198 shares vested on 9 February 2005 and 31 December 2005 respectively and 198 shares will vest on 31 December 2006.
31-Jan-06	Options to subscribe for 6,000 ordinary shares	Ordinary	6,000	JPY71,844 per share	JPY431,064,000	30 April 2006 to 31 January 2007	Option shall not be assignable	1,500 shares vested on 30 April 2006, 1,500 shares will vest on 31 July 2006, 31 October 2006 and 31 January 2007 respectively
31-Jan-06	Options to subscribe for 5,000 ordinary shares	Ordinary	5,000	JPY74,247 per share	JPY371,235,000	31 January 2006 to 30 April 2007	Option shall not be assignable	834 shares vested on 31 January 2006 and 30 April 2006, 834 shares will vest on 30 July 2006, 31 October 2006 and 31 January 2007 and 830 shares will vest on 30 April 2007 respectively.
14-Feb-06	Warrants to subscribe for 20,000 ordinary shares	Ordinary	20,000	JPY82,500 per share	JPY1,650,000,000	15 February 2007 to 16 February 2009	Warrants shall not be assignable	Upon request of the Company, the warrant holder shall not sell or otherwise dispose of any securities of the Company without the prior consent of the Company or underwriters.

Details of Shares Outstanding

Registered / bearer shares And Par value or no-par-value	Registered shares with par value of HK$20.00 per share
Class:	Ordinary
Number of shares outstanding:	890,727.79 (as of June 30, 2006)
Name of securities exchange or securities association in which shares are listed or registered	Tokyo Stock Exchange (Mothers Section)

(2) Total number of shares issued and changes in capital stock (as of June 30, 2006)

Date	Remarks	Number of Shares Increased	Cumulative Number of Shares Issued*	Increase in Total Capital US$*	Cumulative Total Capital US$ (JPY)*
1-Jan-06			815,477.29	-	260,710,708 (30,044,301,990)
20-Jan-06	Exercise of options by an option holder	36	815,513.29	8,640	260,719,348 (30,045,297,664)
20-Jan-06	Share issuance to an employee	30	815,543.29	26	260,719,374 (30,045,300,660)
20-Jan-06	Share issuance related to employee compensation	30	815,573.29	20,693	260,740,067 (30,047,685,321)
20-Jan-06	Share issuance to employees related to share split	12.5	815,585.79	- -	260,740,067 (30,047,685,321)_
27-Jan-06	Share issuance to senior executives	5,478.00	821,063.79	-	260,740,067 (30,047,685,321)
15-Feb-06	Share issuance to a third party	2,000.00	823,063.79	-	260,740,067 (30,047,685,321)
15-Feb-06	Share issuance related to exercise of share options	12	823,075.79	5,001	260,745,068 (30,048,261,636)
15-Feb-06	Share issuance related to employee compensation	3	823,078.79	8	260,745,076 (30,048,262,558)
23-Feb-06	Share issuance related to exercise of warrants by a warrant holder	3,900.00	826,978.79	1,029,600	261,774,676 (30,166,913,662)
3-Mar-06	Share issuance to a consultant	4,650.00	831,628.79	-	261,774,676 (30,166,913,662)
13-Mar-06	Share issuance to an executive	15,262.00	846,890.79	-	261,774,676 (30,166,913,662)
21-Mar-06	Share issuance related to acquisition of Beijing Century Media Culture Co., Ltd.	14,629.00	861,519.79	8,374,613	270,149,288 (31,132,004,064)
18-Apr-06	Share issuance related to exercise of share options	566	862,085.79	234,261	270,383,550 (31,159,000,302)
8-May-06	Share issuance related to acquisition of Washington Analysis	3,543.00	865,628.79	3,182,503	273,566,053 (31,525,751,948)
8-May-06	Share issuance related to exercise of share options	392	866,020.79	161,169	273,727,222 (31,544,325,063)
8-Jun-06	Share issuance related to acquisition of Ming Shing International Limited	18,105.00	884,125.79	11,665,902	285,393,124 (32,888,703,610)
8-Jun-06	Share issuance related to acquisition of Beijing Jing Guan Xin Cheng Advertising Co Ltd	6,602.00	890,727.79	4,253,979	289,647,102 (33,378,932,150)

Notes : * "Total Capital" includes share capital and share premium.

Total number of shares increased by exercised of warrants and options in this semi-annual period was 4,906 shares and the amount of Total Capital increased by exercise of warrants and options in the same period was USD1,438,671.

(3) Major Shareholders (as at June 30, 2006)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	Nissin Co., Ltd.	Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo	121,060	13.59%
2	UBS AG	Otemachi First Square, 5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004	78,707	8.84%
3	Patriarch Partners and affiliates	40 Wall Street, 25th Floor, New York, NY 10005, USA	65,754	7.38%
4	Fredy Bush Family Trust and associated companies	1911 Sacramento Street, San Francisco, CA 94109, USA	59,742	6.71%
5	Gandhara Master Fund Ltd.	21/F., Henley Building, 5 Queen's Road Central, Hong Kong	42,820	4.81%
6	Oppenheimerfunds, Inc.	2 World Financial Center, 225 Liberty Street, New York, U.S.A.	34,165	3.84%

The issued share capital of the Company as at June 30, 2006 was 890,727.79 shares.

Shareholding of Patriarch Partners and affiliates includes shares held by Patriarch Partners II, LLC (29,727 shares, 3.34%), ARK II CLO 2001-1, Limited (29,727 shares, 3.34%) and Patriarch Partners III, LLC (6,300 shares, 0.71%).

Shareholding of Fredy Bush Family Trust includes shares held by Fredy Bush Family Trust (37,242 shares, 4.18%), JDD China Investment, LLC (7,500 shares, 0.84%), Lofred Investment Company, LLC (7,500 shares, 0.84%) and Red China Investments, LLC (7,500 shares, 0.84%).

2. Trend in Share Prices

The following table provides the highest and lowest share prices for each of the six most recent months in the current fiscal year on The Tokyo Stock Exchange.

Month	Share Price High (Yen)	Share Price Low (Yen)
January 2006	88,700	68,000
February 2006	85,600	61,000
March 2006	78,700	59,800
April 2006	106,000	75,500
May 2006	109,000	81,500
June 2006	86,500	70,400

3. Director and Officers

There is no change in Directors and Officers.

VI. FINANCIAL CONDITION

1. Basis of presenting consolidated financial statements and financial statements

(1) The first half consolidated financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of First Half Consolidated Financial Statements" (Finance Ministerial Order the 24th, 1999, which is hereinafter referred to as "First Half Consolidated Financial Statements Rule").

The first half consolidated financial statements of the Company for the period from January 1, 2005 to June 30, 2005 was prepared in accordance with the First Half Consolidated Financial Statements Rule before revision, and the fist half consolidated financial statements of the Company for the period from January 1, 2006 to June 30, 2006 was prepared in accordance with the First Half Consolidated Financial Statements Rule after revision.

(2) The first half financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of First Half Financial Statements" (Finance Ministerial Order the 38th, 1977, which is hereinafter referred to as "First Half Financial Statements Rule").

The first half financial statements of the Company for the period from January 1, 2005 to June 30, 2005 was prepared in accordance with the First Half Financial Statements Rule before revision, and the fist half financial statements of the Company for the period from January 1, 2006 to June 30, 2006 was prepared in accordance with the First Half Financial Statements Rule after revision.

(3) The third clause of Article 74 of the First Half Financial Statements Rule is applied to the semi-annual financial information of the Company for the period ended June 30, 2006.

(4) The first half consolidated financial statements of the Company and the first half financial statements of the Company are stated in U.S. dollars. The amounts in Japanese yen are calculated by the foreign currency exchange rate (mean of the buying and selling rates) in the Tokyo Foreign Exchange Market as of June 30, 2006, which is calculated as US$1 = 115.24 Japanese yen, in accordance with Article 77 of the First Half Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that the Japanese yen amounts are stated only for convenience only. The amounts in U.S. dollar may not have been or may not be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

2. Audit certification

(1) Pursuant to Article 193-2 of the Securities and Exchange Law, Deloitte Touche Tohmatsu has performed a semi-annual audit on the first half consolidated financial statements of the Company for the period from January 1, 2006 to June 30, 2006 and for the period from January 1, 2005 to June 30, 2005 and the first half financial statements of the Company for the period from January 1, 2006 to June 30, 2006 and for the period from January 1, 2005 to June 30, 2005.

1 Semi-annual Financial Information

(1) 1st half Consolidated Financial Statements

① 1st half Consolidated Balance Sheets

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		2nd period-1st half Consolidated fiscal period (As of June 30, 2005)			3rd period-1st half Consolidated fiscal period (As of June 30, 2006)			Consolidated fiscal year -prior year (As of December 31, 2005)		
Item	Note	Amount		(%)	Amount		(%)	Amount		(%)
(Assets)										
I Current assets										
Cash and bank balances	※3		11,250			99,505			88,118	
			(1,296,404)			(11,466,933)			(10,154,698)	
Trade receivables	※3, 6		13,157			24,883			19,048	
			(1,516,196)			(2,867,486)			(2,195,042)	
Marketable securities			-			284			145	
			(-)			(32,701)			(16,721)	
Other receivables			1,224			6,153			1,467	
			(141,091)			(709,091)			(169,100)	
Deferred tax assets			200			-			571	
			(23,048)			(-)			(65,857)	
Other current assets	※3		8,457			20,637			7,655	
			(974,626)			(2,378,167)			(882,129)	
Total current assets			34,288	15.5		151,461	30.8		117,004	31.7
			(3,951,366)			(17,454,378)			(13,483,546)	
II Non-current assets										
Property and equipment										
Buildings and structures	※3	1,080			4,340			1,546		
		(124,461)			(500,111)			(178,132)		
Less: accumulated depreciation	※3	△ 459	621		△ 701	3,639		△ 639	907	
		(△ 52,947)	(71,514)		(△ 80,796)	(419,315)		(△ 73,636)	(104,496)	
Equipments	※3	7,380			11,137			9,323		
		(850,519)			(1,283,463)			(1,074,360)		
Less: accumulated depreciation	※3	△ 3,154	4,226		△ 3,377	7,760		△ 3,960	5,363	
		(△ 363,520)	(486,999)		(△ 389,175)	(894,288)		(△ 456,315)	(618,045)	
Total property and equipment			4,847	2.2		11,399	2.3		6,270	1.7
			(558,513)			(1,313,603)			(722,541)	
Intangible assets										
Goodwill			8,488			2,397			2,784	
			(978,195)			(276,199)			(320,858)	
Goodwill on consolidation	※7		153,562			279,928			185,934	
			(17,696,454)			(32,258,944)			(21,427,076)	
Trade mark and distribution rights	※2		3,407			650			700	
			(392,580)			(74,906)			(80,668)	
Total intangible assets			165,457	74.6		282,975	57.5		189,419	51.3
			(19,067,229)			(32,610,049)			(21,828,602)	
Investments and other assets										
Securities assets	※3		14,828			36,444			23,367	
			(1,708,787)			(4,199,830)			(2,692,849)	
Investment in securities	※3		68			-			-	
			(7,824)			(-)			(-)	
Investment in associates			-			244			223	
			(-)			(28,175)			(25,690)	
Investment in progress	※1		121			8,035			29,000	
			(13,938)			(925,920)			(3,341,960)	
Deferred tax assets			1,022			1,071			204	
			(117,718)			(123,416)			(23,512)	
Others			1,058			166			3,330	
			(121,878)			(19,143)			(383,726)	
Total investments and other assets			17,096	7.7		45,960	9.4		56,124	15.2
			(1,970,145)			(5,296,485)			(6,467,737)	
Total non-current assets			187,399	84.5		340,334	69.2		251,813	68.3
			(21,595,887)			(39,220,137)			(29,018,880)	
Total assets			221,687	100.0		491,796	100.0		368,817	100.0
			(25,547,252)			(56,674,515)			(42,502,426)	

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	2nd period-1st half Consolidated fiscal period (As of June 30, 2005) Amount	(%)	3rd period-1st half Consolidated fiscal period (As of June 30, 2006) Amount	(%)	Consolidated fiscal year -prior year (As of December 31, 2005) Amount	(%)
(Liabilities)							
I Current liabilities							
Trade payables		2,576 (296,824)		5,268 (607,049)		2,969 (342,195)	
Short-term loans	※3, 8	624 (71,907)		28,157 (3,244,796)		7,608 (876,706)	
Current portion of long-term debt	※3, 8	41 (4,685)		35 (4,029)		21,341 (2,459,350)	
Taxation payables		676 (77,951)		4,492 (517,611)		2,802 (322,853)	
Other payables	※4	9,625 (1,109,189)		19,802 (2,282,019)		17,355 (2,000,046)	
Accrued expenses		5,343 (615,694)		6,764 (779,515)		6,779 (781,208)	
Deferred revenue		14,504 (1,671,389)		12,098 (1,394,146)		15,576 (1,795,002)	
Promissory notes (non-operating)	※3, 5	1,250 (144,050)		- (-)		1,250 (144,050)	
Lease obligations	※3	18 (2,025)		73 (8,422)		29 (3,312)	
Others		- (-)		1,827 (210,565)		- (-)	
Total current liabilities		34,656 (3,993,715)	15.6	78,516 (9,048,152)	15.9	75,709 (8,724,722)	20.5
II Non-current liabilities							
Long-term debt	※3, 8, 9	2,033 (234,228)		10,082 (1,161,848)		16 (1,895)	
Long-term lease obligations	※3	19 (2,201)		121 (13,939)		25 (2,905)	
Long-term accrued expenses		- (-)		273 (31,429)		- (-)	
Long-term other payables	※4	9,960 (1,147,844)		18,951 (2,183,951)		10,998 (1,267,415)	
Others		- (-)		1 (147)		- (-)	
Total non-current liabilities		12,012 (1,384,274)	5.4	29,428 (3,391,314)	6.0	11,040 (1,272,215)	3.0
Total liabilities		46,668 (5,377,989)	21.1	107,944 (12,439,466)	21.9	86,749 (9,996,937)	23.5
(Minority interests)							
Minority interests		284 (32,671)	0.1			2,626 (302,625)	0.7
(Capital and reserves)							
I Share capital		559 (64,441)	0.3			2,091 (240,963)	0.6
II Share premium		208,508 (24,028,491)	94.1			312,966 (36,066,230)	84.9
III Accumulated deficit		△ 34,056 (△ 3,924,560)	△ 15.4			△ 35,485 (△ 4,089,245)	△ 9.6
IV Unrealized loss on available-for-sale securities		△ 171 (△ 19,717)	△ 0.1			- (-)	-
V Foreign currency translation adjustment		△ 105 (△ 12,064)	△ 0.0			△ 131 (△ 15,084)	△ 0.1
Total shareholders' equity		174,736 (20,136,592)	78.9			279,442 (32,202,864)	75.8
Total liabilities, minority interests and shareholders' equity		221,687 (25,547,252)	100.0			368,817 (42,502,426)	100.0
(Net Assets)							
I Shareholders' equity							
Share capital				2,284 (263,199)	0.4		
Share premium				351,924 (40,555,772)	71.6		
Accumulated deficit				△ 33,473 (△ 3,857,416)	△ 6.8		
Total shareholders' equity				320,735 (36,961,555)	65.2		
II Valuation and translation adjustments							
Foreign currency translation adjustment				△ 233 (△ 26,854)			
Total valuation and translation adjustments				△ 233 (△ 26,854)	△ 0.0		
III Share subscription rights				141 (16,242)	0.0		
IV Minority interests				63,208 (7,284,106)	12.9		
Total net assets				383,852 (44,235,049)	78.1		
Total liabilities and net assets				491,796 (56,674,515)	100.0		

② 1st half Consolidated Income Statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	2nd period-1st half Consolidated fiscal period (From January 1, 2005 to June 30, 2005) Amount		(%)	3rd period-1st half Consolidated fiscal period (From January 1, 2006 to June 30, 2006) Amount		(%)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount		(%)
I Turnover			46,500 (5,358,685)	100.0		75,026 (8,646,017)	100.0		110,010 (12,677,557)	100.0
II Cost of sales			22,082 (2,544,772)	47.5		31,466 (3,626,134)	41.9		45,455 (5,238,223)	41.3
Gross profit			24,418 (2,813,912)	52.5		43,560 (5,019,883)	58.1		64,555 (7,439,334)	58.7
III Selling, general and administrative expenses										
Directors' emoluments		521 (59,987)			1,289 (148,533)			900 (103,716)		
Salaries		7,175 (826,839)			15,100 (1,740,132)			19,544 (2,252,227)		
Marketing and promotional expenses		1,846 (212,761)			2,677 (308,516)			4,190 (482,802)		
Depreciation		827 (95,354)			1,158 (133,466)			1,937 (223,248)		
Amortization		3,200 (368,773)			438 (50,422)			5,467 (630,009)		
Amortization of goodwill on consolidation		3,160 (364,151)			7,232 (833,443)			7,912 (911,733)		
Other		8,654 (997,239)	25,383 (2,925,104)	54.6	13,405 (1,544,849)	41,300 (4,759,360)	55.1	21,134 (2,435,531)	61,084 (7,039,266)	55.5
Operating income / loss (△)			△ 965 (△ 111,192)	△ 2.1		2,261 (260,523)	3.0		3,472 (400,068)	3.2
IV Non-operating income										
Interest and dividend income		375 (43,239)			1,663 (191,654)			893 (102,886)		
Unrealized gain on marketable securities		- (-)			188 (21,709)			- (-)		
Foreign exchange gains		- (-)			15 (1,775)			1,061 (122,280)		
Other		8 (932)	383 (44,171)	0.8	283 (32,639)	2,150 (247,778)	2.9	297 (34,192)	2,251 (259,357)	2.0
V Non-operating expenses										
Interest expense		82 (9,479)			852 (98,167)			742 (85,513)		
Share issuance related expenses	※1	- (-)			103 (11,897)			4,443 (511,989)		
Foreign exchange losses		156 (18,000)			- (-)			- (-)		
Other		- (-)	238 (27,479)	0.5	14 (1,637)	969 (111,700)	1.3	14 (1,604)	5,199 (599,106)	4.7
Ordinary income / loss (△)			△ 820 (△ 94,500)	△ 1.8		3,442 (396,600)	4.6		523 (60,319)	0.5

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	2nd period-1st half Consolidated fiscal period (From January 1, 2005 to June 30, 2005) Amount		(%)	3rd period-1st half Consolidated fiscal period (From January 1, 2006 to June 30, 2006) Amount		(%)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount		(%)
VI Extraordinary gains										
Gain on sale of fixed assets	※4	- (-)			- (-)			453 (52,255)		
Gain on disposal of investment in subsidiaries		- (-)			650 (74,930)			- (-)		
Gain from the redemption of minority interest	※5	- (-)	- (-)	-	3,000 (345,720)	3,650 (420,650)	4.8	- (-)	453 (52,255)	0.4
VII Extraordinary losses										
Loss on sale and disposal of fixed assets	※2	4 (502)			6 (748)			45 (5,202)		
Loss on sale of securities assets		- (-)			- (-)			44 (5,099)		
Loss on impairment	※3	- (-)	4 (502)	0.0	- (-)	6 (748)	0.0	83 (9,529)	172 (19,830)	0.2
Income / loss (△) before income taxes, minority interests and distribution of profits (allocation of losses) from joint alliances			△ 824 (△ 95,002)	△ 1.8		7,085 (816,502)	9.4		805 (92,745)	0.7
VIII Distribution of profits (allocation of losses) from joint alliance			△ 144 (△ 16,555)	△ 0.3		△ 2 (△ 243)	△ 0.0		△ 287 (△ 33,052)	△ 0.2
Income / loss (△) before income taxes and minority interests			(△ 968) (△ 111,557)	△ 2.1		7,083 (816,259)	9.4		518 (59,693)	0.5
Income taxes (current)		907 (104,545)			2,017 (232,437)			3,210 (369,902)		
Reversal of over-accrued tax for the past year		- (-)			- (-)			△ 7 (△ 857)		
Income taxes (deferred)		△ 706 (△ 81,356)	201 (23,189)	0.4	△ 294 (△ 33,900)	1,723 (198,537)	2.3	△ 260 (△ 29,959)	2,942 (339,085)	2.7
Minority interests			216 (24,903)	0.5		3,349 (385,893)	4.4		390 (44,942)	0.4
Net income / loss (△) for the period / year			△ 1,385 (△ 159,649)	△ 3.0		2,012 (231,830)	2.7		△ 2,814 (△ 324,334)	△ 2.6

③ 1st half Consolidated Surplus Statements and 1st half Consolidated Statement of Changes in Net Assets
1st half Consolidated Surplus Statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	2nd period-1st half consolidated fiscal period -prior year (From January 1, 2005 to June30, 2005) Amount		Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount	
(Share premium)					
I Share premium – Beginning balance			181,543 (20,921,071)		181,543 (20,921,071)
II Increases of share premium					
Share issuance		11,960 (1,378,291)		99,739 (11,493,958)	
Suspense account of share exchange	※1	10,022 (1,154,981)		27,828 (3,206,871)	
Exercise of warrants		4,982 (574,148)	26,965 (3,107,420)	4,982 (574,148)	132,549 (15,274,977)
III Decrease of share premium					
Capitalized share premium		- (-)	- (-)	1,126 (129,817)	1,126 (129,817)
IV Share premium - Ending balance			208,508 (24,028,491)		312,966 (36,066,230)
(Accumulated deficit)					
I Accumulated deficit - Beginning balance			△ 32,670 (△ 3,764,911)		△ 32,670 (△ 3,764,911)
II Increase in accumulated deficit					
Net loss for the period / year		1,385 (159,649)	1,385 (159,649)	2,814 (324,334)	2,814 (324,334)
III Accumulated deficit - Ending balance			△ 34,056 (△ 3,924,560)		△ 35,485 (△ 4,089,245)

1st half Consolidated Statement of Changes in Net Assets

3rd period - 1st half consolidated fiscal period - current year (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Shareholders' equity			
	Share capital	Share premium	Retained earnings	Total shareholders' equity
Note		※1		
Beginning balance	2,091 (240,963)	312,966 (36,066,230)	△ 35,485 (△ 4,089,245)	279,573 (32,217,948)
Changes of items during the period				
Issuance of new shares	13 (1,472)	1,447 (166,709)	- (-)	1,459 (168,181)
Increased upon share exchange	180 (20,764)	37,512 (4,322,832)	- (-)	37,692 (4,343,596)
Net income / loss (△) for the period	- (-)	- (-)	2,012 (231,830)	2,012 (231,830)
Net changes of items other than shareholders' equity	- (-)	- (-)	- (-)	- (-)
Total changes during the period	193 (22,235)	38,958 (4,489,541)	2,012 (231,830)	41,163 (4,743,606)
Ending balance	2,284 (263,199)	351,924 (40,555,772)	△ 33,473 (△ 3,857,416)	320,735 (36,961,555)

	Valuation and translation adjustments		Share subscription rights	Minority interests	Total net assets
	Foreign currency translation adjustment	Total valuation and translation adjustments			
Note					
Beginning balance	△ 131 (△ 15,084)	△ 131 (△ 15,084)	- (-)	2,626 (302,625)	282,068 (32,505,489)
Changes of items during the period					
Issuance of new shares	- (-)	- (-)	- (-)	- (-)	1,459 (168,181)
Increased upon share exchange	- (-)	- (-)	- (-)	- (-)	37,692 (4,343,596)
Net income / loss (△) for the period	- (-)	- (-)	- (-)	- (-)	2,012 (231,830)
Net changes of items other than shareholders' equity	△ 102 (△ 11,770)	△ 102 (△ 11,770)	141 (16,242)	60,582 (6,981,481)	60,621 (6,985,953)
Total changes during the period	△ 102 (△ 11,770)	△ 102 (△ 11,770)	141 (16,242)	60,582 (6,981,481)	101,784 (11,729,560)
Ending balance	△ 233 (△ 26,854)	△ 233 (△ 26,854)	141 (16,242)	63,208 (7,284,106)	383,852 (44,235,049)

④ 1st half Consolidated Cashflow Statements

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		2nd period-1st half Consolidated fiscal period (From January 1, 2005 to June 30, 2005)	3rd period-1st half Consolidated fiscal period (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
Item	Note	Amount	Amount	Amount
I Operating activities				
Income / loss (△) before income taxes and minority interests		△ 968 (△ 111,557)	7,083 (816,259)	518 (59,693)
Depreciation		827 (95,354)	1,158 (133,466)	1,937 (223,248)
Amortization		3,200 (368,773)	438 (50,422)	5,467 (630,009)
Amortization of goodwill		3,160 (364,151)	7,232 (833,443)	7,912 (911,733)
Share-based compensation		- (-)	141 (16,242)	- (-)
Interest and dividend income		△ 375 (△ 43,239)	△ 1,663 (△ 191,654)	△ 893 (△ 102,886)
Interest expense		82 (9,479)	852 (98,167)	742 (85,513)
Warrant comission expenses	※2	1,409 (162,411)	- (-)	- (-)
Gain from the redemption of minority interest		- (-)	△ 3,000 (△ 345,720)	- (-)
Unrealized gain on marketable securities		- (-)	△ 188 (△ 21,709)	- (-)
Share issuance related expenses		- (-)	103 (11,897)	4,443 (511,989)
Foreign exchange gain / loss (△: gain)		7 (758)	- (-)	100 (11,468)
Gain on sale of fixed assets		- (-)	- (-)	△ 453 (△ 52,255)
Loss on sale and disposal of fixed assets		4 (502)	6 (748)	45 (5,202)
Loss on impairment		- (-)	- (-)	83 (9,529)
Gain on disposal of investment in subsidiaries		- (-)	△ 650 (△ 74,930)	- (-)
Loss on sale of securities assets		- (-)	- (-)	44 (5,099)
Distribution of profits (allocation of losses) from joint alliances		144 (16,555)	2 (243)	287 (33,052)
Assets received for services		△ 4,698 (△ 541,370)	△ 4,287 (△ 494,060)	△ 11,531 (△ 1,328,790)
Increase (decrease) in accounts receivable (△: increase)		3,582 (412,758)	△ 16,883 (△ 1,945,570)	△ 6,235 (△ 718,565)
Increase (decrease) in accounts payable (△: decrease)		438 (50,485)	1,067 (122,964)	△ 44 (△ 5,114)
Increase (decrease) in other current assets (△: increase)		△ 3,864 (△ 445,340)	531 (61,162)	△ 251 (△ 28,918)
Increase (decrease) in other current liabilities (△: decrease)		△ 6,583 (△ 758,574)	△ 4,036 (△ 465,066)	△ 7,529 (△ 867,615)
Others		- (-)	△ 362 (△ 41,697)	- (-)
Subtotal		△ 3,635 (△ 418,854)	△ 12,456 (△ 1,435,395)	△ 5,359 (△ 617,608)
Income taxes paid		△ 1,459 (△ 168,087)	△ 724 (△ 83,472)	△ 1,794 (△ 206,773)
Net cash provided by (used in) operating activities		△ 5,093 (△ 586,941)	△ 13,180 (△ 1,518,867)	△ 7,154 (△ 824,381)

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

Item	Note	2nd period-1st half Consolidated fiscal period (From January 1, 2005 to June 30, 2005) Amount	3rd period-1st half Consolidated fiscal period (From January 1, 2006 to June 30, 2006) Amount	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount
II Investing activities				
Interest and dividend received		375 (43,239)	1,663 (191,654)	893 (102,886)
Deposit for security released		- (-)	148 (17,096)	360 (41,486)
Purchase of marketable securities		- (-)	- (-)	△ 4 (△ 462)
Purchase of property and equipment		△ 1,390 (△ 160,194)	△ 2,835 (△ 326,753)	△ 3,566 (△ 410,898)
Proceeds from sale of property and equipment		11 (1,237)	182 (20,935)	37 (4,310)
Proceeds from sale of intangible assets		- (-)	- (-)	6,514 (750,725)
Purchase of securities assets		- (-)	△ 9,402 (△ 1,083,506)	- (-)
Deposits paid for purchase of securities assets		△ 3,000 (△ 345,720)	△ 8,035 (△ 925,920)	△ 29,000 (△ 3,341,960)
Proceeds from sale of securities assets		- (-)	662 (76,314)	25 (2,846)
Proceeds from sale of shares of subsidiaries		- (-)	1,000 (115,240)	- (-)
Payment to acquire shares of subsidiaries resulting in a change in scope of consolidation		△ 5,378 (△ 619,736)	△ 24,666 (△ 2,842,520)	△ 11,030 (△ 1,271,105)
Subsequent consideration paid		△ 19,528 (△ 2,250,440)	△ 2,265 (△ 261,037)	△ 19,528 (△ 2,250,440)
Others		- (-)	- (-)	△ 133 (△ 15,302)
Net cash provided by (used in) investing activities		△ 28,910 (△ 3,331,615)	△ 43,548 (△ 5,018,497)	△ 55,431 (△ 6,387,915)
III Financing activities				
Interest paid		△ 82 (△ 9,479)	△ 390 (△ 44,947)	△ 742 (△ 85,513)
Increase in deposit pledged		- (-)	△ 4,750 (△ 547,390)	△ 7,448 (△ 858,348)
Increase (decrease) in short-term loans -net (△: decrease)		485 (55,913)	20,549 (2,368,091)	6,405 (738,149)
Proceeds from long-term debt		2,000 (230,480)	11,241 (1,295,389)	22,300 (2,569,852)
Repayments of long-term debt		- (-)	△ 22,493 (△ 2,592,084)	△ 133 (△ 15,315)
Proceeds from issuance of shares		1,389 (160,055)	126 (14,505)	78,749 (9,075,091)
Proceeds from exercise of warrants		- (-)	1,230 (141,779)	5,000 (576,200)
Proceeds from issuance of shares to minority shareholders		- (-)	60,000 (6,914,400)	- (-)
Dividends paid to minority shareholders		- (-)	△ 1,650 (△ 190,146)	- (-)
Repayments of lease obligations		△ 27 (△ 3,054)	△ 26 (△ 2,976)	△ 41 (△ 4,715)
Increase (decrease) in long-term other payables (△: decrease)		999 (115,158)	△ 331 (△ 38,180)	△ 836 (△ 96,323)
Net cash provided by (used in) financing activities		4,765 (549,073)	63,506 (7,318,441)	103,255 (11,899,078)
IV Foreign currency translation adjustments on cash and cash equivalents		40 (4,574)	8 (865)	△ 89 (△ 10,259)
V Net increase in cash and cash equivalents		△ 29,199 (△ 3,364,909)	6,785 (781,941)	40,581 (4,676,523)
VI Cash and cash equivalents, beginning of the year		40,089 (4,619,827)	80,669 (9,296,349)	40,089 (4,619,827)
VII Cash and cash equivalents, end of the period / year	※1	10,890 (1,254,918)	87,455 (10,078,291)	80,669 (9,296,349)

Basis of Presenting 1st half Consolidated Financial Statements

Item	2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
1 Scope of consolidation	(1) The number of consolidated subsidiaries: 32 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd.	(1) The number of consolidated subsidiaries: 59 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd. Washington Analysis Corporation Beijing Century Media Culture Co., Ltd Beijing Workshop Communications Co., Ltd. Beijing Golden Ways Culture Development Co Ltd. Shanghai Pobo Data and Information Network Consulting Co., Ltd. Shanghai Huacai Investment Advisory Company Limited Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. Tesserae Capital Advisors, LLC	(1) The number of consolidated subsidiaries: 42 The name of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd. Washington Analysis Corporation Beijing Century Media Culture Co., Ltd Beijing Workshop Communications Co., Ltd. Beijing Golden Ways Culture Development Co Ltd. Shanghai Pobo Data and Information Network Consulting Co., Ltd. Shanghai Huacai Investment Advisory Company Limited Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. Tesserae Capital Advisors, LLC

Item	2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
		Xinhua Finance Media Limited Shanghai Far East Credit Rating Co., Ltd. Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd.) Upper Will Enterprised Limited Active Advertising Agency Ltd. Active Advertising Agency (Guangzhou) Ltd. Shenzhen Active Trinity Ltd. Shangtuo Zhiyang International Advertising (Beijing) Co. Ltd. Beijing Dragon Media Advertising Co. Ltd. Beijing Jinlong Runxin Advertising Co. Ltd. Shanghai Yuanxin Advertising Media Co. Ltd. Beijing JinGuan XinCheng Advertising Co., Ltd Beijing JingShi JingGuan Advertising Co., Ltd Number of other consolidated subsidiaries: 6	Xinhua Finance Media Limited Shanghai Far East Credit Rating Co., Ltd.
	(2) Name of unconsolidated subsidiaries and relative information Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd.	(2) Name of unconsolidated subsidiaries and relative information Same as on the left.	(2) Name of unconsolidated subsidiaries and relative information Same as on the left.
	(Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on Group's consolidated financial statements due to its small magnitude taking into account the total assets, revenue, net income for the 1st half of the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(Reason of status to be unconsolidated) Same as on the left.	(Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on Group's consolidated financial statements due to its small magnitude taking into account total assets, revenue, net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.

Item	2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
2 Adoption of equity method	(1) There is no group company accounted by the equity method.	(1) Number of associated company adopted equity method : 1 Name of the associated company Ning Bo Far East Credit Rating Co., Ltd.	(1) Number of associated company adopted equity method : 1 Name of the associated company Same as on the left.
	(2) Unconsolidated subsidiaries not accounted by the equity method Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status not to be accounted by the equity method) The adoption of equity method for all of the subsidiaries dose not have any significant influence on Group's consolidated financial statements due to its small magnitude taking into account the net income for the 1st half of the year and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(2) Unconsolidated subsidiaries not accounted by the equity method Same as on the left. (Reason of status not to be accounted by the equity method) Same as on the left.	(2) Unconsolidated subsidiaries not accounted by the equity method Same as on the left. (Reason of status not to be accounted by the equity method) The adoption of the equity method for all of the subsidiaries does not have any significant influence on Group's consolidated financial statements due to its small magnitude taking into account the net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.
3 Reconciliation of closing date for consolidation	There is no consolidated subsidiary whose closing date for the 1st half period is different from that of the Company.	Same as on the left.	There is no consolidated subsidiary whose closing date for the year is different from that of the Company.
4 Significant accounting policies (1) Valuation basis and method for assets	Securities Available-for sale securities -With fair value Fair value method base on the fair value information, such as market information, at the 1st half balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and costs of sales are based on moving-average method.) -With no fair value Cost method based on the moving-average method is applied	Securities (a) Trading securities -Fair value method (the cost of securities sold is determined based on the moving-average cost method) (b) Held-to-maturity securities -Amortized cost method (c) Available-for sale securities -With fair value Fair value method base on the fair value information, such as market information, at the 1st half balance sheet date is applied. (Unrealized gain or loss is accounted for as a net assets item, and costs of sales are based on moving-average method.) -With no fair value Same as on the left.	Securities (a) Trading securities Same as on the left. (b) Held-to-maturity securities Same as on the left. (c) Available-for-sale securities -With market value Fair value method based on fair value information, such as market information, at the balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and costs of sales are based on the moving-average method.) -With no fair value Same as on the left.

Item	2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
(2) Depreciation or amortization method	(a) Property and equipment Depreciation of property and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property and equipment of consolidated Japanese subsidiaries. Estimated useful lives are the followings: Buildings and structures: 3 to 7 years Equipments: 1 to 10 years (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 3 to 11 years Goodwill : 4 to 5 years	(a) Property and equipment Same as on the left. (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 11 years Goodwill : 5 years	(a) Property and equipment Same as on the left. (b) Intangible assets Same as on the left.
(3) Allowance, reserve and provision	Allowance for Doubtful Accounts For the Company and its non-Japanese subsidiaries, the allowance has been determined by reference to past default experience. For Japanese subsidiaries, the allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of respective potential losses in the receivables outstanding.	Allowance for Doubtful Accounts Same as on the left.	Allowance for Doubtful Accounts Same as on the left.
(4) Conversion of significant items in foreign currencies	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate of the first half period. The foreign exchange gains and losses from translation are recognized in the 1st half income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate applicable for the 1st half period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate of the first half period. The foreign exchange gains and losses from translation are recognized in the 1st half income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the 1st half balance sheet date, while all revenue and expense account are translated into U.S. Dollars at average rate applicable for the 1st half period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of Net Assets.	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate applicable for the period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

Item	2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
(5) Leases	For finance leases deemed not to transfer ownership of the leased property to the lessee, leased properties are capitalized.	Same as on the left.	Same as on the left.
(6) Other significant items for the preparation of the (1st half) consolidated financial statements	Accounting policy of the consumption tax Tax-excluding method is applied. Conversion of dollars into yen In accordance with the Article 66 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. The Japanese yen amounts are stated only for purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Accounting policy of the consumption tax Same as on the left. Conversion of dollars into yen In accordance with the Article 77 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. The Japanese yen amounts are stated only for purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Accounting policy of the consumption tax Same as on the left. Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. The Japanese yen amounts are stated only for purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.
5 Valuation for assets and liabilities of consolidated subsidiaries	The assets and liabilities of the consolidated subsidiaries for not only the Company's interest but also minority interests are evaluated at fair value.	Same as on the left.	Same as on the left.
6 Amortization of goodwill on consolidation	Goodwill on consolidation is amortized by the straight-line method over 20 years.	Same as on the left.	Same as on the left.
7 Cash and cash equivalents in the (1st half) consolidated cashflow statement	Cash equivalents in the 1st half consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.	Same as on the left.	Cash equivalents in the consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.

Change in Accounting Policy

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year -prior year (From January 1, 2005 to December 31, 2005)
――	(Presentation of net assets in the consolidated balance sheets) Effective from 1st half period disclosure, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation manner is USD 320,502 thousand (JPY 36,934,701 thousand). For the change of Interim Financial Statements Rules, net assets in the 1st half consolidated balance sheet is presented in accordance with the revised Interim Financial Statements Rules. (Accounting Standard for Share-based Payment) Effective from 1st half period disclosure, the Company adopted "Accounting Standard for Share-based Payment"(Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 11, announced by Accounting Standard Board of Japan on December 27, 2005). The effect of this change is to decrease operating income, ordinary income and Income before income taxes, minority interests and distribution of profits from joint alliances by USD 141 thousand (JPY 16,242 thousand), for the period ended June 30, 2006, respectively.	――

Footnote Information

(1st half consolidated balance sheets)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

2nd period-1st half consolidated fiscal period -prior year (As of June 30, 2005)	3rd period-1st half consolidated fiscal period -current year (As of June 30, 2006)	Consolidated fiscal year -prior year (As of December 31, 2005)
※1 The amount represents the deposit paid for the acquisition of an existing equity shares of a credit rating agency in the People's Republic of China.	※1 The amount represents the deposit paid for acquisition of an equity shares.	※1 Same as on the left.
※2 Trade mark and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to a separate trademark and a distribution right are included in this account as well.	※2 Same as on the left.	※2 Same as on the left.

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

2nd period-1st half consolidated fiscal period -prior year (As of June 30, 2005)	3rd period-1st half consolidated fiscal period -current year (As of June 30, 2006)	Consolidated fiscal year -prior year (As of December 31, 2005)
※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 1,260 (145,248) Trade receivable 2,501 (288,193) Other 1,653 (186,790) Building and structures 48 (5,487) Equipments 510 (58,782) Investment in securities 68 (7,824) Correspondent obligation Promissory note (non-operating) Short-term 1,250 (144,050) Lease obligation (including obligations for operating lease) Short-term 804 (92,646) Long-term 2,057 (237,012) Short-term loans 500 (57,620)	※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 12,050 (1,388,642) In addition, investment in consolidated subsidiary (the total net assets amount of USD 5,531 thousand (JPY 637,402 thousand), which are eliminated on consolidation, has been pledged as collateral for the long term debt of USD 10,000 thousand (JPY 1,152,400 thousand) . Correspondent obligation Short-term loans 10,557 (1,216,572)	※3 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 7,514 (865,922) Trade receivable 1,812 (208,787) Other (current assets) 346 (39,906) Equipments 169 (19,427) Securities assets 68 (7,824) In addition, investment in consolidated subsidiaries (the total net assets amount of USD 9,852 thousand (JPY 1,135,303 thousand), which are eliminated on consolidation, have been pledged as collateral for the bank commitment line of USD 24,000 thousand (JPY 2,765,760 thousand). Correspondent obligation Short-term loans 7,482 (862,258) Current portion of long-term debt 21,300 (2,454,612) Promissory note (non-operating) Short-term 1,250 (144,050)

2nd period-1st half consolidated fiscal period -prior year (As of June 30, 2005)	3rd period-1st half consolidated fiscal period -current year (As of June 30, 2006)	Consolidated fiscal year -prior year (As of December 31, 2005)
※4 Other payables include part of the consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc, Taylor Rafferty Associates, Inc and Econ World Media Ltd.. The consideration for the acquisition of shares of these companies could fluctuate since the final payments are based on the future operating results of the respective company.	※4 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd., Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. The consideration for the acquisition of shares of these companies could fluctuate since the final payments are based on the future operating results of the respective company.	※4 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. The consideration for the acquisition of shares of these companies could fluctuate since the final payments are based on the future operating results of the respective company.
※5 This promissory note was issued as part of the consideration for the acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company in the prior period. The consideration for acquisition of shares could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※5 ――――	※5 ――――
※6 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 844 (97,254)	※6 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 987 (113,731)	※6 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 373 (43,042)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

2nd period-1st half consolidated fiscal period -prior year (As of June 30, 2005)	3rd period-1st half consolidated fiscal period -current year (As of June 30, 2006)	Consolidated fiscal year - prior year (As of December 31, 2005)
※7 The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates, Inc. and Econ World Media Ltd. could fluctuate since the final payments are based on the future operating results of the respective company. The consideration for the acquisition of shares of Ford Investor Services Inc. could fluctuate since the final payment is based on the future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※7 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd., Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.	※7 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.
※8 Xinhua Mergent Holdings Limited and Market News International, Inc. have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at June 30, 2005 are as follows: Total amount of the line of credit 24,500 (2,823,380) Outstanding balance 2,500 (288,100) Remaining amount of the line of credit 22,000 (2,535,280)	※8 The Company, Xinhua Financial Network (Shanghai) Ltd. and Shanghai Huacai Investment Advisory Company Limited have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at June 30, 2006 are as follows: Total amount of the line of credit 46,360 (5,342,532) Outstanding balance 28,157 (3,244,796) Remaining amount of the line of credit 18,203 (2,097,735)	※8 Xinhua Mergent Holdings Limited and Shanghai Huacai Investment Advisory Company Limited have line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2005 are as follows: Total amount of the line of credit 30,482 (3,512,778) Outstanding balance 28,782 (3,316,870) Remaining amount of the line of credit 1,700 (195,908) Under the line of credit agreement held by Xinhua Mergent Holdings Limited, the following covenants should be maintained : a) ratio of consolidated total debt at any time during a relevant period to consolidated EBITDA for that relevant period shall not at any time exceed 3.5:1; and b) Interest coverage ratio for each relevant period shall not be less than 4:1.
※9 ――――――	※9 This includes a loan of USD10 million (JPY 1,152,400 thousand) raised by a consolidated subsidiary with rights to convert into common shares of the subsidiary.	※9 ――――――
※1-9 notes correspond with ※1-9 as denoted in the Consolidated Balance Sheets.	※1-9 notes correspond with ※1-9 as denoted in the Consolidated Balance Sheets.	※1-9 notes correspond with ※1-9 as denoted in the Consolidated Balance Sheets.

(1st half consolidated income statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

<table>
<tr>
<th>2nd period - 1st half
consolidated fiscal period
-prior year
(From January 1, 2005
to June 30, 2005)</th>
<th>3rd period - 1st half
consolidated fiscal period
-current year
(From January 1, 2006
to June 30, 2006)</th>
<th>Consolidated fiscal year
- prior year
(From January 1, 2005
to December 31, 2005)</th>
</tr>
<tr>
<td>※1 ______</td>
<td>※1 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".</td>
<td>※1 Same as on the left.</td>
</tr>
<tr>
<td>※2 Components of loss on disposal of fixed assets are as follows:
Equipments
4
(502)</td>
<td>※2 Components of loss on disposal of fixed assets are as follows:
Equipments
6
(748)</td>
<td>※2 Components of loss on disposal of fixed assets are as follows:
Buildings and structures
3
(300)
Equipments
43
(4,901)</td>
</tr>
<tr>
<td>※3 ______</td>
<td>※3 ______</td>
<td>※3 Loss on impairment
The Group recognized losses on impairment for an asset group presented below for the year ended December 31, 2005.
<table>
<tr><th>Area</th><th>Object</th><th>Type</th><th>Recognized losses</th></tr>
<tr><td>Asia</td><td>Asset for operation</td><td>Trademark</td><td>83
(9,529)</td></tr>
</table>
Grouping is basically implemented by each company unit. However, if it is possible to identify cashflows from an individual asset, recoverable amount is determined for each individual asset.
Considering continuous operating losses arising from the above assets, the carrying amount of the assets was reduced to the recoverable amount, and the reduced amount was recorded as loss on impairment in the extraordinary losses section of the consolidated income statement.
Recoverable amount of the asset group was determined based upon value in use. The loss on impairment was recognized at the entire carrying amount of the asset group because the estimated future cash flows arising from the asset group were negative.</td>
</tr>
<tr>
<td>※4 ______</td>
<td>※4 ______</td>
<td>※4 Components of gain on sale of fixed assets are as follows:
Equipment 0
(13)
Goodwill 356
(40,982)
Trade mark and distribution rights
98
(11,260)</td>
</tr>
<tr>
<td>※5 ______</td>
<td>※5 Minority interests (in the form of preference shares in a consolidated subsidiary) were redeemed and created an extra-ordinary gain.</td>
<td>※5 ______</td>
</tr>
<tr>
<td>※1-5 notes correspond with ※1-5 as denoted in the Consolidated Income Statements.</td>
<td>※1-5 notes correspond with ※1-5 as denoted in the Consolidated Income Statements.</td>
<td>※1-5 notes correspond with ※1-5 as denoted in the Consolidated Income Statements.</td>
</tr>
</table>

(1st half consolidated surplus statements)

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)
※1 The Company acquired full ownership of Taylor Rafferty Associates, Inc. through cash and share exchange contracts which they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas the acquisition costs of the subsidiaries are included in share premium. ※1 note corresponds with ※1 as denoted in the Consolidated Surplus Statements.	※1 The Company acquired full ownership of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Beijing Century Media Culture Co., Ltd. through a cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium. ※1 note corresponds with ※1 as denoted in the Consolidated Surplus Statements.

(1st half consolidated statement of changes in net assets)

3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)

1. Number and class of issued shares

	Beginning balance	Increase	Decrease	Ending balance
Issued shares				
Ordinary share (shares)	815,477	75,251	-	890,728

(Note 1) In the increase of ordinary shares indicated above, 42,879 shares are issued for acquisition of subsidiaries' share by way of share exchange, 27,390 shares are issued for consideration for goods and services received, 4,906 shares are issued due to execution of share subscription rights and the remaining 328 shares are issued in a normal course of new share issuance.

2. Share subscription rights

The ending balance of share subscription rights granted by a consolidated subsidiary as share option rights is USD 141 thousand (JPY 16,242 thousand).

3. Dividend

Not applicable.

※1 The Company acquired full ownership of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc., Washington Analysis Corporation, Beijing Century Media Culture Co., Ltd. , Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. through a cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium.

(※1 note corresponds with ※1 as denoted in the consolidated statement of changes in Net assets)

(1st half consolidated cashflow statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)		3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)		Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)	
※1 Reconciliation between ending balances of cash and cash equivalents in 1st half consolidated cashflow statement and balance in 1st half consolidated balance sheet		※1 Reconciliation between ending balances of cash and cash equivalents in 1st half consolidated cashflow statement and balance in 1st half consolidated balance sheet:		※1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet:	
Cash and bank balances	11,250 (1,296,404)	Cash and bank balances	99,505 (11,466,933)	Cash and bank balances	88,118 (10,154,698)
Deposit pledged as collateral	△ 360 (△ 41,486)	Deposit pledged as collateral	△ 12,050 (△1,388,642)	Deposit pledged as collateral	△7,448 (△858,348)
Cash and cash equivalents	10,890 (1,254,918)	Cash and cash equivalents	87,455 (10,078,291)	Cash and cash equivalents	80,669 (9,296,349)
※2 Non cash expense with share issuance as consideration		※2 ――――		※2 ――――	
※1-2 notes correspond with ※1-2 as denoted in the Consolidated Cashflow Statements.		※1-2 notes correspond with ※1-2 as denoted in the Consolidated Cashflow Statements.		※1-2 notes correspond with ※1-2 as denoted in the Consolidated Cashflow Statements.	

(Lease Transaction)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)		3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)		Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)	
Operating leases		Operating leases		Operating leases	
Unearned lease expenses		Unearned lease expenses		Unearned lease expenses	
Within one year	4,099 (472,335)	Within one year	5,137 (591,941)	Within one year	3,894 (448,702)
After one year	9,496 (1,094,305)	After one year	21,770 (2,508,726)	After one year	8,457 (974,537)
Total	13,595 (1,566,639)	Total	26,906 (3,100,666)	Total	12,350 (1,423,239)

(Securities)

As of June 30, 2005

1 Available-for-sale securities with fair value

Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on the 1st half consolidated balance sheet	Difference
Book value is more than acquisition cost:			
1) Equity securities	- (-)	- (-)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	2,614 (301,193)	6,628 (763,763)	4,014 (462,570)
Subtotal	2,614 (301,193)	6,628 (763,763)	4,014 (462,570)
Book value is less than acquisition cost:			
1) Equity securities	- (-)	- (-)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	12,386 (1,427,311)	8,200 (945,024)	△ 4,185 (△ 482,287)
Subtotal	12,386 (1,427,311)	8,200 (945,024)	△ 4,185 (△ 482,287)
TOTAL	14,999 (1,728,504)	14,828 (1,708,787)	△ 171 (△ 19,716)

(Note1) Other investments are the securities assets on the 1st half consolidated balance sheet.

2 Securities not stated at fair value

Thousands of U.S. Dollars (Thousands of Japanese Yen)

Category	Amounts on the 1st half consolidated balance sheet
Other investments	
(1)Investment in securities	68 (7,824)
Total	68 (7,824)

(Note1) Other investments are the investment in securities on the 1st half consolidated balance sheet.

As of June 30, 2006

1. Trading Securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on the 1st half consolidated balance sheets	Gain/loss included in the 1st half consolidated income statements
284 (32,701)	188 (21,709)

2. Available-for-sale securities with fair value

The Company has no available-for-sale securities with fair value.

3. Available-for-sale securities sold in the current fiscal period

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Y

en))

Amount on sale	Gain on sale	Loss on sale
614 (70,743)	- (-)	- (-)

4. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amounts on the 1st half consolidated balance sheets
Available-for-sale securities	
(1) Unlisted securities	31,098 (3,583,709)
(2) Fund trust	268 (30,840)
(3) Investment in limited liability company	174 (20,076)
(4) Other	4,287 (494,060)
Total	35,827 (4,128,685)

(Note1) Available-for-sale securities above are categorized into investment in securities on the 1st half consolidated balance sheets.

5. Redemption schedule for held-to-maturity securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Debt securities				
Corporate bond	- (-)	617 (71,145)	- (-)	- (-)
Total	- (-)	617 (71,145)	- (-)	- (-)

As of December 31, 2005

1. Trading Securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on the consolidated balance sheets	Gain/loss included in the consolidated income statements
145 (16,721)	- (-)

2. Available-for-sale securities with fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on the consolidated balance sheets	Difference
Book value more than acquisition cost:			
1) Equity securities	- (-)	- (-)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	- (-)	- (-)	- (-)
Subtotal	- (-)	- (-)	- (-)
Book value is less than acquisition cost:			
1) Equity securities	14 (1,630)	14 (1,630)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	- (-)	- (-)	- (-)
Subtotal	14 (1,630)	14 (1,630)	- (-)
TOTAL	14 (1,630)	14 (1,630)	- (-)

(Note1) "Other" above is categorized into securities assets on the consolidated balance sheets.

3. Available-for-sale securities sold in the current fiscal period

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on sale	Gain on sale	Loss on sale
21,788 (2,510,825)	- (-)	44 (5,099)

4. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amounts on the consolidated balance sheets
Available-for-sale securities	
(1) Unlisted securities	21,788 (2,510,825)
(2) Fund trust	880 (101,425)
(3) Investment in limited liability company	68 (7,824)
Total	22,736 (2,620,075)

(Note1) Available-for-sale securities above are categorized into investment in securities on the consolidated balance sheets.

5. Redemption schedule for held-to-maturity securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Debt securities				
Corporate bond	- (-)	617 (71,145)	- (-)	- (-)
Total	- (-)	617 (71,145)	- (-)	- (-)

(Derivative Transactions)

For the 1st half of the year ended June 30, 2005 and 2006 and for the year ended December 31, 2005, the Group has not entered into any derivative contracts.

(Share option and Share-Based Payment)

Consolidated 1st-half - current year (From January 1, 2006 to June 30, 2006)

1. Outline of share option and share-based payment (*1)

Outline of share option granted in 1st half of the year ended June 30, 2006

Company	The Company			
Type	Share Option (1)	Share Option (2)	Share Option (3)	Warrant
Category and number of person designated	2 directors of the group	5 directors of the group	209 employees	1 third party
Class and number of objective shares (*3)	5,000 Ordinary Shares	6,000 Ordinary Shares	26,656 Ordinary Shares	20,000 ordinary shares
Grant date (*2)	31-Jan-06	31-Jan-06	30-Apr-06	14 Feb 06
Terms and condition for vesting	834 shares vested on each of 31 Jan, 30 Apr, 30 Jul, 31 Oct 06 & 31 Jan 07 and 830 shares vested on 30 Apr 07	1/4 grant vested on 30 Apr 06, 31 Jul 06, 31 Oct 06 & 31 Jan 07 (*4)	1/3 grant vested on 31 Dec 06: 1/3 vested on 31 Dec 07; 1/3 vested on 31 Dec 08 (*4)	-
Service period required to be vested	-	From 31-Jan-06 to 31-Jan-07	From 30-Apr-06 to 31-Dec-08	-
Exercisable period	From 31-Jan-2006 to 1-Feb-2009	From 30-Apr-2006 to 1-Feb-2016	From 1-Jan-2007 to 30-Apr-2016	From 15-Feb-2007 to 15-Feb-2016
Exercise price	JPY 74,247	JPY 71,844	JPY 71,844	JPY 82,500
Fair value of option at grant date	-	-	-	-

Company	The Company	Xinhua Finance Media Limited
Type	Share-Based Payment	Share Option
Category and number of person designated	1 third party	1 director
Class and number of objective shares (*3)	2,000 ordinary shares	11,050,000 ordinary shares
Grant date (*2)	14 Feb 06	13-Jun-06
Terms and condition for vesting	-	equally vested in 5 years commencing 13 Jun 07
Service period required to be vested	-	From 13-Jun-06 to 13-Jun-11
Exercisable period	-	From 13-Jun-07 to 13-Jun-11
Exercise price	-	US$0.001
Fair value of option at grant date	-	USD0.60/option

(*1)Share-based payment is the consideration paid by the Company's own shares for any goods or services.

(*2)Contracted date as for the share-based payment

(*3)The number of shares to be applied.
All shares and options granted prior to 2006 have all been adjusted for the 2,000 to 1 share consolidation in August 24, 2004 and 3 for 1 share split in September 22, 2005.

(*4)-If employment is terminated for cause, vesting will cease and any un-exercised portion of the option will be forfeited immediately on the last employment date.
-If employment is terminated voluntarily by the employee:
1)Unvested options (if any) which are scheduled to vest in the same calendar year of the termination will vest on the last day of that calendar year, and expire 12 months after the date of vesting
2)All unvested options (if any) scheduled to vest in subsequent years will be forfeited
3)All vested options can be exercised until expiration which will be the later of 12 months from the date of termination and 12 months after the date of vesting of any options in the year of termination (if any).

2. Effect to consolidated financial statements

Share-based compensation USD 141thousand (JPY 16,242thousand)

(Segment Information)

【Business Segment】

The Group is engaged solely in financial information business which includes distribution of market indices, financial news, credit ratings, investor relations services and other relevant services. Thus, information of business segmentation for the 1st half of the year ended June 30, 2005 and 2006 and for the year ended December 31, 2005 are omitted.

【Regional Segmental Information】

2nd period - 1st half consolidated fiscal period (From January 1, 2005 to June 30, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese yen)

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss							
Sales							
(1) Outside customer	2,627	13,223	30,386	264	46,500	-	46,500
	(302,790)	(1,523,795)	(3,501,639)	(30,461)	(5,358,685)	(-)	(5,358,685)
(2) Inter segment or	-	47	34	-	81	△ 81	-
transfer	(-)	(5,381)	(3,953)	(-)	(9,334)	(△9,334)	(-)
Total	2,627	13,269	30,420	264	46,581	△ 81	46,500
	(302,790)	(1,529,176)	(3,505,592)	(30,461)	(5,368,019)	(△9,334)	(5,358,685)
Operating expenses	2,643	10,812	34,537	△ 526	47,465	-	47,465
	(304,534)	(1,245,935)	(3,980,032)	(△60,624)	(5,469,876)	(-)	(5,469,876)
Operating income	△ 15	2,458	△ 4,117	790	△ 884	△ 81	△ 965
(△ loss)	(△1,744)	(283,241)	(△474,440)	(91,085)	(△101,858)	(△9,334)	(△111,192)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:

(1) Asia …… Hong Kong, China, Singapore and so on.

(2) North America……U.S.A.

(3) Other area …… U.K. And so on.

3rd period – 1st half consolidated fiscal period (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss Sales (1) Outside customer	807 (93,035)	16,963 (1,954,837)	43,120 (4,969,205)	14,135 (1,628,940)	75,026 (8,646,017)	- (-)	75,026 (8,646,017)
(2) Inter segment or transfer	- (-)	789 (90,978)	13 (1,477)	689 (79,448)	1,492 (171,903)	△ 1,492 (△171,903)	- (-)
Total	807 (93,035)	17,753 (2,045,815)	43,133 (4,970,682)	14,825 (1,708,388)	76,518 (8,817,920)	△ 1,492 (△171,903)	75,026 (8,646,017)
Operating expenses	1,011 (116,496)	11,887 (1,369,864)	41,871 (4,825,241)	17,641 (2,032,907)	72,410 (8,344,508)	356 (40,987)	72,765 (8,385,494)
Operating income (△ loss)	△ 204 (△23,461)	5,866 (675,951)	1,262 (145,441)	△ 2,816 (△324,519)	4,108 (473,412)	△ 1,847 (△212,889)	2,261 (260,523)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:
(1) Asia ...... Hong Kong, China, Singapore and so on.
(2) North America......U.S.A.
(3) Other location ...... U.K. and so on

Consolidated fiscal year – prior year (From January 1, 2005 to December 31, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss Sales (1) Outside customer	4,630 (533,515)	33,653 (3,878,142)	71,451 (8,234,012)	277 (31,888)	110,010 (12,677,557)	- (-)	110,010 (12,677,557)
(2) Inter segment or transfer	- (-)	7,418 (854,863)	1,157 (133,389)	8,855 (1,020,434)	17,430 (2,008,686)	△ 17,430 (△2,008,686)	- (-)
Total	4,630 (533,515)	41,071 (4,733,005)	72,608 (8,367,400)	9,132 (1,052,322)	127,441 (14,686,243)	△ 17,430 (△2,008,686)	110,010 (12,677,557)
Operating expenses	4,807 (553,915)	30,950 (3,566,715)	78,944 (9,097,524)	8,701 (1,002,703)	123,402 (14,220,858)	△ 16,864 (△1,943,369)	106,538 (12,277,489)
Operating income (△ loss)	△ 177 (△20,400)	10,121 (1,166,290)	△ 6,336 (△730,124)	431 (49,619)	4,038 (465,385)	△ 567 (△65,317)	3,472 (400,068)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:
(1) Asia ...... Hong Kong, China, Singapore and so on.
(2) North America......U.S.A.
(3) Other location ...... U.K. and so on.

【Overseas Sales】

2nd period - 1st half consolidated fiscal period (From January 1, 2005 to June 30, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Oversea sales	5,725 (659,784)	29,326 (3,379,540)	7,181 (827,498)	800 (92,177)	43,032 (4,958,999)
II Consolidated sales	- (-)	- (-)	- (-)	- (-)	46,500 (5,358,685)
III Ratio of overseas sales which accounts for consolidated sales (%)	12.3%	63.1%	15.4%	1.7%	92.5%

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:

(1) Asia …… Hong Kong, China, Singapore and so on

(2) North America ……U.S.A. and Canada

(3) Europe……U.K., Germany and France and so on

(4) Other……Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in other than domestic undomesticated countries or locations.

3rd period – 1st half consolidated fiscal period (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Oversea sales	25,722	35,149	10,234	1,063	72,169
	(2,964,217)	(4,050,616)	(1,179,348)	(122,540)	(8,316,720)
II Consolidated sales	-	-	-	-	75,026
	(-)	(-)	(-)	(-)	(8,646,017)
III Ratio of overseas sales which accounts for consolidated sales (%)	34.3%	46.9%	13.6%	1.4%	96.2%

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan

(1) Asia ...... Hong Kong, China, Singapore and so on

(2) North America ......U.S.A. and Canada

(3) Europe......U.K., Germany and France and so on

(4) Other......Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in other than domestic undomesticated countries or locations.

Consolidated fiscal year – prior year (From January 1, 2005 to December 31, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Oversea sale	17,381	64,912	18,718	1,105	102,116
	(2,002,932)	(7,480,473)	(2,157,032)	(127,375)	(11,767,812)
II Consolidated sale	-	-	-	-	110,010
	(-)	(-)	(-)	(-)	(12,677,557)
III Ratio of overseas sales which accounts for consolidated sale (%)	15.8%	59.0%	17.0%	1.0%	92.8%

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1)Asia ...... Hong Kong, China, Singapore and so on

(2)North America ......U.S.A. and Canada

(3)Europe......U.K., Germany and France and so on

(4)Other......Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in other than domestic undomesticated countries or locations.

(Per Share Information)

(Unit: U.S. Dollars (Japanese Yen))

Item	2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)
Net assets per share	725.68 (83,627.36) Suspense account of share exchange included in share premium is excluded from the process of calculation of net assets per share.	314.20 (36,208.41) Suspense account of share exchange included in share premium is excluded from the process of calculation of net assets per share.	305.65 (35,222.72) Suspense account of share exchange included in share premium is excluded from the process of calculation of net assets per share.
Net income / loss (△) per share	△6.59 (△759.33)	2.38 (274.27)	△4.25 (△489.87)
Diluted income / loss (△) per share	For diluted net profits per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated.	2.33 (268.51)	For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. On September 22, 2005, the Company made a share split by way of a free share distribution at the rate of 2 shares for each outstanding 1 share. If the share split had been effective from the beginning of the prior year, the per share information would have been as follows; Net assets per share 239.89 (27,644.71) Net loss per share 34.65 (3,992.49) The diluted net loss per share is not stated because of the net loss position.

(Note) Basis of calculation for the net income / loss and diluted net income / loss (△) per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)
Net income / loss (△) per share			
Net income/ loss (△) for the period / year	△1,385 (△159,649)	2,012 (231,830)	△2,814 (△324,334)
Net Income / loss (△) NOT attributed to ordinary shareholders	– (–)	– (–)	– (–)
Net income/ loss (△) attributed to ordinary shares	△1,385 (△159,649)	2,012 (231,830)	△2,814 (△324,334)
Average number of ordinary shares during the period / year (shares)	210,250.36	846,593.87	662,085.34
Diluted net income per share			
Adjustment on net income / loss (△) for the period / year	– (–)	– (–)	– (–)
Number of ordinary shares to be increased (shares)	–	16,332.80	–
(increased by share subsciption rights)	(–)	(16,332.80)	(–)
Overview of potential shares without dilutive effect excluded from the formula of diluted earnings per share for the period / year		2 types of share subscription rights (Number of shares to be issued upon exercise : 76,964 shares)	3 types of share subscription rights (Number of shares to be issued upon exercise : 20,043 shares)

(Significant Subsequent Events)

<table>
<tr><th>2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)</th><th>3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)</th><th>Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)</th></tr>
<tr><td>On July 13, 2005, the Company entered into contract to acquire Washington Analysis Corporation

(1) Purpose of the acquisition
The purpose of the acquisition is to expand the Group's financial information service and political analysis services.

(2) Outline of Washington Analysis Corporation.
Address : Washington D.C., U.S.A.
Revenue : US$ 6,372 thousand (JPY 734,309 thousand)
(For the year ended December 31, 2004)
Share capital : US$ 110 thousand (JPY 12,676 thousand)
Business : Financial information service and political analysis services

(3) Outline of the acquisition
① Method of acquisition
Acquired par value shares (1 shares, 100%) of Washington Analysis Corporation

② Acquisition cost and payment term
Cash payment of US$2,000 thousand (JPY 230,480 thousand) and 798 shares of the Company payable on July 13, 2005.
The consideration will be determined based on the performance of Washington Analysis Corporation in 2005 and 2006.

③ Name of Sellers
Lesley M. Alberstein
Ira Ross
Allen Jacobson
George Dellinger
Carl Joseph Lieber

④ Date of acquisition
July 13, 2005</td><td>1. On August1, 2006, Mergent, wholly-owned subsidiary of the Company, has completed acquisition of Praedea Solutions Inc.

(1) Purpose of the acquisition
The acquisition advances the Company's strategy of data collection process and enhancing ability to distribute financial data.

(2) Outline of Praedea Solutions Inc.
Address : New York, U.S.A.
Amount of sales :
USD 2,309 thousand (For the year ended December 31, 2006)
Total assets :
USD 1,705 thousand (For the year ended December 31, 2006)
Business : Development of enterprise software for automated data extraction

(3) Outline of the acquisition
① Method of acquisition
Before the acquisition, all of the shares of Praedea Solutions Inc. were transferred to Praedea Acquisition Corporation, a newly established company. After that, Mergent acquired 100% of ordinary shares of Praedea Acquisition Corporation. Immediately following the acquisition, Praedea Acquisition Corporation changes its name to Mergent Data Technology, Inc.

② Acquisition cost and payment term
Initial consideration of USD1,600 thousand was settled by cash and the Company's ordinary shares. The subsequent consideration to be determined based on the performance of Praedea Acquisition Corporation in 2006 and 2007 will be settled by cash and the Company's ordinary shares.

③ Name of Sellers
Zhenco Holdings Limited
④ Date of acquisition
August 1, 2006</td><td>1. On January 12, 2006, the Company has completed acquisition of Ming Shing International Ltd.

(1) Purpose of the acquisition
The acquisition advances the Company's strategy of leveraging the value of existing content offerings and enhancing distribution and financial markets communications capabilities across China.

(2) Outline of Ming Shing International Ltd.
Address : Hong Kong, Beijing, Shanghai.
Business : Advertising

(3) Outline of the acquisition
① Method of acquisition
Acquired ordinary shares (1,000 shares, 100%) of Ming Shing International Ltd.

② Acquisition cost and payment term
Initial consideration of USD29,000 thousand (JPY 3,341,960 thousand) was settled by cash. The subsequent consideration to be determined based on the performance of Ming Shing International Ltd. in 2005, 2006 and 2007 will be settled by cash and the Company's ordinary shares.

③ Name of Sellers
Lu Chin Chien

④ Date of acquisition
January 12, 2006</td></tr>
</table>

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)
	2. On August 1, 2006, Beijing Taide Advertising Company Ltd., a wholly-owned subsidiary of the Company, has acquired a 51% shareholding in Shanghai Hyperlink Market Research Co. Ltd. ("Hyperlink"). (1) Purpose of the acquisition The acquisition advances the Company's strategy of leveraging the value of its existing content offerings and enhancing distribution and financial markets communications capabilities across China. (2) Outline of Hyperlink: Address : Unit B-123, No. 1 Hexiang Road, Baihe Town, Qingpu District, Shanghai, PRC Amount of sales:USD 2,500 thousand (for the year ended December 31, 2005) Total assets: USD 1,100 thousand (as of December 31, 2005) Business: Market research (3)Outline of the transaction ① Method of acquisition Beijing Taide Advertising Company Ltd., a wholly-owned subsidiary of the Company, acquired a 51% shareholding in Hyperlink. ② Acquisition cost and payment method Initial consideration of USD 2,500 thousand was settled by cash in June 2006. The subsequent consideration to be determined based on the performance of Hyperlink in 2006 and 2007 will be settled in cash, up to a maximum amount in USD 3,620 thousand. The Company will also provide capital of USD 300 thousand to Hyperlink. ③ Name of Seller Xie Wei Lu Qing Yong Win Jei Ching Yang Jing Shi Hui Pang Lu Yang Wei Dong ④ Date of acquisition August 1, 2006	2. On January 23, 2006, the Board of Directors resolved that the Company would grant stock option as follows: (1) Grant to independent directors ① Grantees of the option 2 independent directors ② Number of stock options to be granted 2 ③ Class and number of shares to be issued pursuant to the stock option 5,000 ordinary shares ④ Issue price of the stock option No consideration ⑤ Strike price JPY 74,247 per share (Based upon the average closing price of the Company's share for the 15 trading days ending January 20, 2006 at Tokyo Stock Exchange) ⑥ Exercisable period From January 31, 2006 to January 31, 2009 (2) Grant to directors ① Grantees of the options 5 directors/non-executive directors ② Number of stock options to be granted 5 ③ Class and number of shares to be issued pursuant to the stock option 6,000 ordinary shares ④ Issue price of the stock option No consideration ⑤ Strike price JPY 71,844 per share (Based upon the average closing price of the Company's share for the 90 days ending December 31, 2005 at Tokyo Stock Exchange) ⑥ Exercisable period From January 31, 2006 to January 31, 2016

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)
	3. The Company entered into a credit facility agreement on August 8, 2006. (1) Lender: ABN AMRO Bank N.V., HK branch General Electric Capital Corporation Mizuho Corporate Bank, HK branch (2) Facility amount: USD 70,000 thousand (3) Interest rate: 3-month USD LIBOR plus applicable margin, which shall be fixed at 2.75% for the first 12 months and thereafter ranging from 2.25% to 2.75% depending on different debt to EBITDA level. (4) Use of proceeds: For working capital and acquisition activities (5) Maturity date: 5 years after the borrowing date (6) Pledges: Pledge over all of the shares of and any intercompany loans to certain subsidiaries of the Company as guarantors and any new material subsidiaries arising from acquisitions, together with joint and several cross-guarantees from the guarantors	3. On March 2, 2006, the Company entered into contract to acquire Beijing Alpha Financial Engineering Limited (1) Purpose of the acquisition The purpose of the acquisition is to deepen and broaden Xinhua Finance's offering by providing comprehensive index services and better investment solutions and tools. (2) Outline of Beijing Alpha Financial Engineering Limited Address: Beijing, China Revenue: USD 259 thousand (For the year ended December 31, 2005) Share capital: RMB 2,500 thousand Business: Development and transfer of software technology, technical training and service; sale of computers and auxiliary equipments (3) Outline of the acquisition ① Method of acquisition Xinhua Finance will directly acquire 100% of the shares of Beijing Alpha Financial Engineering Limited from its shareholders. ② Acquisition cost and payment term The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000. ③ Name of Sellers Chen Bing Ma Yuewen ④ Schedule of the acquisition The acquisition is subject to the approval from the Chinese regulatory authorities. It is expected that the approval process will take approximately 90 days.

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)
	4. On August 9, 2006, the Company has acquired a 19.9% shareholding in Glass Lewis & Co., LLC. ("GL"). (1) Purpose of the acquisition To expand into the business of providing proxy advisory and voting services for institutional investors. (2) Outline of GL: Main office : San Francisco, U.S.A. Amount of sales : USD 5,600 thousand (for the year ended December 31, 2005) Total assets: USD 6,059 thousand (as of December 31, 2005) Business: Advisory and voting services, and investment research for institutional investors (3) Outline of the transaction ① Method of acquisition At the closing, XFL acquired 19.9% interest in GL. ② Acquisition cost and payment method Consideration of USD 8,955 thousand was settled by cash on August 9, 2006.	

2nd period - 1st half consolidated fiscal period -prior year (From January 1, 2005 to June 30, 2005)	3rd period - 1st half consolidated fiscal period -current year (From January 1, 2006 to June 30, 2006)	Consolidated fiscal year - prior year (From January 1, 2005 to December 31, 2005)
	③ Name of Seller Gregory P. Taxin Kevin J. Cameron Lawrence M. Howell Rustic Canyon Ventures SBIC, LP Acorn Partners Ojibawa Investment Partners Certain employees of GL ④ Date of acquisition August 9, 2006	

(2) 1st half Financial Statements

① 1st half balance sheets

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		1st half -prior year (As of June 30, 2005)		1st half -current year (As of June 30, 2006)		Fiscal year - prior year (As of December 31, 2005)	
Item	Note	Amount	(%)	Amount	(%)	Amount	(%)
(Assets)							
I Current assets							
Cash and bank balances		- (-)		5 (610)		13 (1,552)	
Loans receivable from related companies		2,400 (276,576)		565 (65,114)		910 (104,916)	
Other receivables	※4	78,914 (9,094,068)		154,750 (17,833,414)		98,434 (11,343,573)	
Other		- (-)		5 (601)		- (-)	
Total current assets		81,314 (9,370,644)	42.4	155,326 (17,899,739)	43.0	99,358 (11,450,041)	33.2
II Non-current assets							
Investments and other assets							
Investment in subsidiaries	※2	107,939 (12,438,947)		200,619 (23,119,317)		198,290 (22,850,993)	
Securities assets		- (-)		3,587 (413,392)		- (-)	
Loan to shareholders		2,414 (278,154)		- (-)		- (-)	
Loans receivable from related companies		- (-)		1,849 (213,040)		1,556 (179,268)	
Total investments and other assets		110,353 (12,717,101)	57.6	206,055 (23,745,749)	57.0	199,846 (23,030,261)	66.8
Total non-current assets		110,353 (12,717,101)	57.6	206,055 (23,745,749)	57.0	199,846 (23,030,261)	66.8
Total assets		191,667 (22,087,745)	100.0	361,380 (41,645,488)	100.0	299,204 (34,480,301)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	1st half -prior year (As of June 30, 2005) Amount	(%)	1st half -current year (As of June 30, 2006) Amount	(%)	Fiscal year - prior year (As of December 31, 2005) Amount	(%)
(Liabilities)							
I Current liabilities							
Other payables	※4	224 (25,862)		1,308 (150,787)		446 (51,374)	
Short-term borrowing	※6	- (-)		17,600 (2,028,224)		- (-)	
Accrued expenses		64 (7,375)		86 (9,941)		64 (7,375)	
Payables to shareholders	※1	1,000 (115,240)		6,795 (783,092)		9,702 (1,118,062)	
Total current liabilities		1,288 (148,477)	0.7	25,790 (2,972,044)	7.1	10,212 (1,176,812)	3.4
II Non-current liabilities							
Long-term other payables	※1	6,733 (775,949)		16,846 (1,941,369)		8,373 (964,911)	
Total non-current liabilities		6,733 (775,949)	3.5	16,846 (1,941,369)	4.7	8,373 (964,911)	2.8
Total liabilities		8,022 (924,427)	4.2	42,636 (4,913,413)	11.8	18,585 (2,141,723)	6.2
(Capital and reserves)							
I Share capital	※5	559 (64,441)	0.3			2,091 (240,963)	0.7
II Capital surplus							
Share premium		171,967 (19,817,490)				258,620 (29,803,339)	
Other capital surplus							
Suspense account of share exchange	※3	16,476 (1,898,735)				30,431 (3,506,899)	
Total capital surplus		188,443 (21,716,225)	98.3			289,051 (33,310,238)	96.6
III Accumulated deficit							
Accumulated loss carried forward		5,357 (617,347)				10,523 (1,212,622)	
Total accumulated deficit		△ 5,357 (△ 617,347)	△ 2.8			△ 10,523 (△ 1,212,622)	△ 3.5
Total shareholders' equity		183,646 (21,163,319)	95.8			280,619 (32,338,578)	93.8
Total liabilities and shareholders' equity		191,667 (22,087,745)	100.0			299,204 (34,480,301)	100.0
(Net assets)							
I Shareholders' equity							
Share capital				2,284 (263,199)	0.6		
Capital surplus							
Share premium				287,363 (33,115,733)			
Other capital surplus							
Suspense account of share exchange	※3			40,631 (4,682,353)			
Total capital surplus				327,994 (37,798,086)	90.8		
Accumulated deficit							
Other accumurated deficit							
Accumulated deficit carried forward				△ 11,534 (△ 1,329,209)			
Total accumulated deficit				△ 11,534 (△ 1,329,209)	△ 3.2		
Total shareholders' equity				318,744 (36,732,075)	88.2		
Total net assets				318,744 (36,732,075)	88.2		
Total liabilities and net assets				361,380 (41,645,488)	100.0		

②1st half income statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	1st half -prior year (From January 1, 2005 to June 30, 2005) Amount		(%)	1st half -current year (From January 1, 2006 to June 30, 2006) Amount		(%)	Fiscal year -prior year (From January 1, 2005 to December 31, 2005) Amount		(%)
I Turnover	※1		3,872 (446,199)	100.0		6,067 (699,150)	100.0		8,186 (943,329)	100.0
II Cost of sales										
Group service expenses	※1	1,678 (193,425)			3,575 (412,025)			4,796 (552,714)		
Commisions and service fees		- (-)	1,678 (193,425)	43.3	1,050 (121,002)	4,625 (533,027)	76.2	- (-)	4,796 (552,714)	58.6
Gross profit			2,193 (252,774)	56.7		1,442 (166,123)	23.8		3,390 (390,616)	41.4
III Selling, general and administrative expenses										
Directors' emoluments		461 (53,072)			1,148 (132,291)			900 (103,716)		
Salaries		216 (24,892)			334 (38,450)			492 (56,698)		
Commissions, fees and charges		620 (71,460)			830 (95,695)			1,869 (215,426)		
Other		36 (4,256)	1,333 (153,680)	34.5	- (-)	2,312 (266,436)	38.1	46 (5,272)	3,307 (381,112)	40.4
Operating income / loss(△)			860 (99,094)	22.2		△ 870 (△ 100,313)	△ 14.3		82 (9,504)	1.0
IV Non-operating income										
Interest income	※1	68 (7,848)	68 (7,848)	1.8	48 (5,563)	48 (5,563)	0.8	158 (18,158)	158 (18,158)	1.9
V Non-operating expenses										
Interest expense		- (-)			86 (9,941)			35 (4,006)		
Share issuance related expenses	※2	- (-)	- (-)	-	103 (11,897)	189 (21,837)	3.2	4,443 (511,989)	4,478 (515,995)	54.7
Ordinary income / loss (△)			928 (106,942)	24.0		△ 1,012 (△ 116,587)	△ 16.7		△ 4,238 (△ 488,333)	△ 51.8
Income / loss (△) before income taxes			928 (106,942)	24.0		△ 1,012 (△ 116,587)	△ 16.7		△ 4,238 (△ 488,333)	△ 51.8
Income taxes (current)		- (-)			- (-)			- (-)		
Income taxes (deferred)		- (-)	- (-)	-	- (-)	- (-)	-	- (-)	- (-)	-
Net income / loss (△) for the period / year			928 (106,942)	24.0		△ 1,012 (△ 116,587)	△ 16.7		△ 4,238 (△ 488,333)	△ 51.8
Accumulated deficit brought forward from the prior year			6,285 (724,290)						6,285 (724,290)	
Accumulated deficit at the period / year end			5,357 (617,347)						10,523 (1,212,623)	

③1st half statement of changes in net assets

1st half - current year (From January 1, 2006 to June 30, 2006)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Shareholders' equity							Total net assets
		Capital surplus			Retained earnings			
	Share capital	Share premium	Other capital surplus Suspense account of share exchange	Total capital surplus	Retained earnings-other than legal reserve Accumulated profit	Total retained earnings	Total shareholders' equity	
Beginning balance	2,091 (240,963)	258,620 (29,803,339)	30,431 (3,506,899)	289,051 (33,310,238)	△ 10,523 (△ 1,212,622)	△ 10,523 (△ 1,212,622)	280,619 (32,338,579)	280,619 (32,338,579)
Changes of items during the period								
Issuance of new shares	13 (1,472)	1,447 (166,709)	- (-)	1,447 (166,709)	- (-)	- (-)	1,459 (168,181)	1,459 (168,181)
Share premium increased upon share exchange	180 (20,764)	16,353 (1,884,572)	21,143 (2,436,568)	37,497 (4,321,139)	- (-)	- (-)	37,677 (4,341,903)	37,677 (4,341,903)
Settlement of suspense account of share exchange by issuance of new shares	- (-)	10,943 (1,261,114)	△ 10,943 (△ 1,261,114)	- (-)	- (-)	- (-)	- (-)	- (-)
Net income / loss (△) for the period	- (-)	- (-)	- (-)	- (-)	△ 1,012 (△ 116,587)	△ 1,012 (△ 116,587)	△ 1,012 (△ 116,587)	△ 1,012 (△ 116,587)
Total changes during the period	193 (22,235)	28,743 (3,312,395)	10,200 (1,175,454)	38,943 (4,487,848)	△ 1,012 (△ 116,587)	△ 1,012 (△ 116,587)	38,125 (4,393,497)	38,125 (4,393,497)
Ending balance	2,284 (263,199)	287,363 (33,115,733)	40,631 (4,682,353)	327,994 (37,798,086)	△ 11,534 (△ 1,329,209)	△ 11,534 (△ 1,329,209)	318,744 (36,732,075)	318,744 (36,732,075)

Basis of presenting the 1st half financial statements

Item	1st half -prior year (From January 1, 2005 to June 30, 2005)	1st half -current year (From January 1, 2006 to June 30, 2006)	Fiscal year -prior year (From January 1, 2005 to December 31, 2005)
1 Valuation basis and method for assets	(1) Securities Investment in subsidiaries Cost method based on the moving-average cost method is applied.	(1) Securities (a) Investment in subsidiaries Same as on the left. (b) Available-for sale securities -With fair value Fair value method base on the fair value information, such as market information, at the 1st half balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and costs of sales are based on moving-average method.) -With no fair value Cost method based on the moving-average method is applied.	(1) Securities Investment in subsidiaries Same as on the left.
2 Allowance, reserve and provision	Allowance for doubtful accounts The allowance has been determined by evaluation of respective potential losses in the receivables outstanding.	Allowance for doubtful accounts Same as on the left.	Allowance for doubtful accounts Same as on the left.
3 Other significant items for the preparation of the financial statements	Conversion of dollars into yen In accordance with the Article 66 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Conversion of dollars into yen In accordance with the Article 77 of the Interim Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.Same as on the left.	Conversion of dollars into yen In accordance with the Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=115.24, from the Tokyo Foreign Exchange Market as of June 30, 2006. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

Change in accounting policy

1st half -prior year (From January 1, 2005 to June 30, 2005)	1st half -current year (From January 1, 2006 to June 30, 2006)	Fiscal year -prior year (From January 1, 2005 to December 31, 2005)
―――――	(Presentation of net assets in the balance sheets) Effective from 1st half period disclosure, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Statement No.5, announced by Accounting Standard Board of Japan on December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet" (Guidance No. 8, announced by Accounting Standard Board of Japan on December 9, 2005). The amount equivalent to shareholders' equity following the previous presentation is USD 318,774 thousand (JPY 36,732,075 thousand). For the change of Interim Financial Statements Rules, net assets in the 1st half balance sheet is presented in accordance with the revised Interim Financial Statements Rules. (Accounting Standard for Share-based Payment) Effective from 1st half period disclosure, the Company adopted "Accounting Standard for Share-based Payment"(Statement No.8, announced by Accounting Standard Board of Japan on December 27, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance sheet"(Guidance No. 11, announced by Accounting Standard Board of Japan on December 27, 2005). The adoption of new accounting standard had no effect on the income statement.	―――――

Footnote Information

(1st half balance sheets)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

1st half -prior year (As of June 30, 2005)	1st half -current year (As of June 30, 2006)	Fiscal year -prior year (As of December 31, 2005)
※1 Other payables include part of the consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc, Taylor Rafferty Associates, Inc., and Econ World Media Ltd..The consideration for the acquisition of shares of the companies could fluctuate since the final payments are based on the future operating results of the respective company.	※1 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd. and Xinhua Finance Advertising Limited. The consideration for the acquisition of shares of the companies could fluctuate since the final payments are based on the future operating results of the respective company.	※1 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. The consideration for the acquisition of shares of the companies could fluctuate since the final payments are based on the future operating results of the respective company.
※2 The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc. and Econ World Media Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.	※2 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd. and Xinhua Finance Advertising Limited could fluctuate since the final payments are based on the future operating results of the respective company.	※2 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.
※3 The Company acquired shares of Stone & McCarthy Research Associates, Inc. and Taylor Rafferty Associates Inc. through share exchange contracts which they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas acquisition costs of subsidiaries are included in share premium.	※3 The Company acquired shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc., Washington Analysis Corporation, Beijing Century Media Culture Co., Ltd., Xinhua Finance Advertising Limited and Beijing JingGuan XinCheng Advertising Co., Ltd. through share exchange contracts which they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas the acquisition costs of the subsidiaries are included in share premium.	※3 The Company acquired shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc., Washington Analysis Corporation and Beijing Century Media Culture Co., Ltd through share exchange contracts which they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas the acquisition costs of the subsidiaries are included in share premium.
※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 78,909 (9,093,470) Current liabilities Other payables 143 (16,527)	※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 154,750 (17,833,414) Current liabilities Other payables 312 (35,932)	※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 98,429 (11,342,975) Current liabilities Other payables 302 (34,780)
※5 Authorized number of shares: Ordinary shares 2,500,000 shares Number of issued shares : Ordinary shares 218,083 shares		※5 Authorized number of shares: Ordinary shares 2,500,000 shares Number of issued shares : Ordinary shares 815,477 shares

1st half -prior year (As of June 30, 2005)	1st half -current year (As of June 30, 2006)	Fiscal year -prior year (As of December 31, 2005)
※6 ――――――――	※6 The Company has a line of credit agreement with bank. The amount of the line of credit and the balance outstanding under the agreement at June 30, 2006 is as follows: Total amount of the line of credit 30,000 (3,457,200) Outstanding balance 17,600 (2,028,224) Remaining amount of the line of credit 12,400 (1,428,976)	※6 ――――――――
※1-6 notes correspond with ※1-6 as denoted in the Balance Sheets.	※1-6 notes correspond with ※1-6 as denoted in the Balance Sheets.	※1-6 notes correspond with ※1-6 as denoted in the Balance Sheets.

(1st half income statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

1st half -prior year (From January 1, 2005 to June 30, 2005)	1st half -current year (From January 1, 2006 to June 30, 2006)	Fiscal year -prior year (From January 1, 2005 to December 31, 2005)
※1 Transactions with related companies are as follows: Turnover 3,872 (446,199) Cost of sales 1,678 (193,425) Interest income 68 (7,848)	※1 Transactions with related companies are as follows: Turnover 2,480 (285,758) Cost of sales 3,575 (412,025) Interest income 48 (5,563)	※1 Transactions with related companies are as follows: Turnover 8,186 (943,329) Cost of sales 4,796 (552,714) Interest income 158 (18,158)
※2 ――――――――	※2 Expenses directly relating to share issuance are presented as "share issuance related expenses", which includes "share issuance cost".	※2 Same as on the left.
※1 -2notes correspond with ※1 -2 as denoted in the Income Statements.	※1-2 notes correspond with ※1-2 as denoted in the Income Statements.	※1-2 notes correspond with ※1-2 as denoted in the Income Statements.

(1st half statement of changes in net assets)
1st half - current year (From January 1, 2006 to June 30, 2006)

1. Types and numbers of treasury shares
   The Company did not repurchase or hold any treasury shares during the period.

(Lease transaction)

For the six months ended June 30, 2005 and 2006, and for the year ended December 31, 2005

The Company has no lease transactions, thus, none applicable.

(Securities)

For the six months ended June 30, 2005 and 2006, and for the year ended December 31, 2005

For the periods, investment in subsidiaries by the Company was unlisted and thus had no market value.

(Per share information)

For the six months ended June 30, 2005 and 2006, and for the year ended December 31, 2005

Since the Company prepares the consolidated (1st half) financial statements, per share information of the Company is omitted.

(Significant subsequent events)

1st half -prior year (From January 1, 2005 to June 30, 2005)	1st half -current year (From January 1, 2006 to June 30, 2006)	Fiscal year -prior year (From January 1, 2005 to December 31, 2005)
On July 13, 2005, the Company entered into contract to acquire Washington Analysis Corporation (1) Purpose of the acquisition The purpose of the acquisition is to expand the Group's financial information service and political analysis services. (2) Outline of Washington Analysis Corporation Address : Washington D.C., U.S.A. Revenue : US$ 6,372 thousand (JPY 734,309 thousand) (For the year ended December 31, 2004) Share capital : US$ 110 thousand (JPY 12,676 thousand) Business : Financial information service and political analysis services (3) Outline of the acquisition ① Method of acquisition Acquired par value shares (1 shares, 100%) of Washington Analysis Corporation ② Acquisition cost and payment term Cash payment of US$2,000 thousand (JPY 230,480 thousand) and 798 shares of the Company payable on July 13, 2005. The consideration will be determined based on performance of Washington Analysis Corporation in the 2005 and 2006. ③ Name of Sellers Lesley M. Alberstein Ira Ross Allen Jacobson George Dellinger Carl Joseph Lieber ④ Date of acquisition July 13, 2005	1. The Company entered into a credit facility agreement on August 8, 2006. (1) Lender: ABN AMRO Bank N.V., HK branch General Electric Capital Corporation Mizuho Corporate Bank, HK branch (2) Facility amount: USD 70,000 thousand (3) Interest rate: 3-month USD LIBOR plus applicable margin, which shall be fixed at 2.75% for the first 12 months and thereafter ranging from 2.25% to 2.75% depending on different debt to EBITDA level. (4) Use of proceeds: For working capital and acquisition activities (5) Maturity date: 5 years after the borrowing date (6) Pledges: Pledge over all of the shares of and any intercompany loans to certain subsidiaries of the Company as guarantors and any new material subsidiaries arising from acquisitions, together with joint and several cross-guarantees from the guarantors	1. On January 23, 2006, the Board of Directors resolved that the Company would grant stock option as follows: (1) Grant to independent directors ⑦ Grantees of the option 2 independent directors ⑧ Number of stock options to be granted 2 ⑨ Class and number of shares to be issued pursuant to the stock option 5,000 ordinary shares (2,500 shares per 1 stock option) ⑩ Issue price of the stock option No consideration ⑪ Strike price JPY 74,247 per share (Based upon the average closing price of the Company's share for the 15 trading days ending January 20, 2006 at Tokyo Stock Exchange) ⑫ Exercisable period From January 31, 2006 to January 31, 2009 (2) Grant to directors ①Grantees of the options 5 directors / non-executive directors ②Number of stock options to be granted 5 ③ Class and number of shares to be issued pursuant to the stock option 6,000 ordinary shares ④Issue price of the stock option No consideration ⑤Strike price JPY 71,844 per share (Based upon the average closing price of the Company's share for the 90 days ending December 31, 2005 at Tokyo Stock Exchange) ⑥Exercisable period From January 31, 2006 to January 31, 2016

1st half -prior year (From January 1, 2005 to June 30, 2005)	1st half -current year (From January 1, 2006 to June 30, 2006)	Fiscal year -prior year (From January 1, 2005 to December 31, 2005)
	2. On August 9, 2006, the Company has acquired a 19.9% shareholding in Glass Lewis & Co., LLC. ("GL"). (1) Purpose of the acquisition To expand into the business of providing proxy advisory and voting services for institutional investors. (2) Outline of GL: Main Office : San Francisco, USA Amount of sales : USD 5,600 thousand (for the year ended December 31, 2005) Total assets: USD 6,059 thousand (as of December 31, 2005) Business: Advisory and voting services, and investment research for institutional investors (3) Outline of the transaction ① Method of acquisition At the closing, XFL acquired 19.9% interest in GL. ② Acquisition cost and payment method Consideration of USD 8,955 thousand was settled by cash on August 9, 2006.	2. On March 02, 2006, the Company entered into contract to acquire Beijing Alpha Financial Engineering Limited Co., Ltd. (1) Purpose of the acquisition The purpose of the acquisition is to deepen and broaden the company 's offering by providing comprehensive index services and better investment solutions and tools. (2) Outline of Beijing Alpha Financial Engineering Limited Address: Beijing, China Revenue: USD 259 thousand (For the year ended December 31, 2005) Share capital: RMB 2,500 thousand Business: Development and transfer of software technology, technical training and service; sale of computers and auxiliary equipments (3) Outline of the acquisition ① Method of acquisition Xinhua Finance will directly acquire 100% of the shares of Beijing Alpha Financial Engineering Limited from its shareholders. ② Acquisition cost and payment term The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000. ③ Name of Sellers Chen Bing Ma Yuewen ④ Schedule of the acquisition The acquisition is subject to the approval from the Chinese regulatory authorities. It is expected that the approval process will take approximately 90 days.

1st half -prior year (From January 1, 2005 to June 30, 2005)	1st half -current year (From January 1, 2006 to June 30, 2006)	Fiscal year -prior year (From January 1, 2005 to December 31, 2005)
	③ Name of Seller Gregory P. Taxin Kevin J. Cameron Lawrence M. Howell Rustic Canyon Ventures SBIC, LP Acorn Partners Ojibawa Investment Partners Certain employees of GL ④ Date of acquisition August 9, 2006	

2 Other

Not applicable.

VII. TREND IN FOREIGN EXCHANGE RATES

Since the foreign exchange rate between JPY and USD is published in more that two Japanese daily newspapers, the information is omitted.

VIII. REFERENCE INFORMATION

Other Reference Information

We filed the following documents with the Kanto Local Finance Bureau during this semi-annual fiscal year of 2006 (from January 1, 2006 to the date of filing of this document).

(1) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on January 31, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 1 and 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(2) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on February 16, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 1 and 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(3) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 24, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(4) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 10, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(5) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 10, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(6) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on June 9, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(7) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on June 9, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(8) Annual Securities Report

Filed with the Director of the Kanto Local Finance Bureau on June 28, 2006 pursuant to the first clause of Article 24 of the Securities and Exchange Law.

(9) Amendment to Annual Securities Report regarding the amendment to the Annual Securities Report dated June 10, 2005.

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(10) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated July 11, 2005

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(11) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated July 29, 2005

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(12) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated October 5, 2005

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(13) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated January 31, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(14) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated February 16, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(15) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated March 24, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(16) Amendment to Extraordinary Report regarding the amendment to the Extraordinary Report dated May 10, 2006

Filed with the Director of the Kanto Local Finance Bureau on June 29, 2006.

(17) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on September 8, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

PART II. INFORMATION ON THE GUARANTOR, ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.

新华财经
XINHUA FINANCE

[For immediate release]

Xinhua Finance subsidiary Mergent, Inc. makes second payment for Praedea Solutions, Inc.

SHANGHAI, October 2, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that its wholly owned subsidiary Mergent, Inc. ("Mergent") has made the second payment to the former owners of Praedea Solutions, Inc. ("Praedea") by paying US$1,300,000 in cash. Xinhua Finance previously announced that Mergent had completed the acquisition of Praedea on 1 August 2006.

end

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com
United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com
Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance reports solid growth from all businesses for the first nine months of 2006

Significant progress in China distribution strategy and operational integration

SHANGHAI, November 14, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's premier financial information and media service provider, today announced, under International Financial Reporting Standards ("IFRS"), the consolidated results were revenue of US$125.1 million, EBITDA of US$19.7 million and net income of US$15.8 million for the nine months ending September 30, 2006, representing increases of 64%, 68% and 227% respectively over the same period last year. Fully diluted earnings-per-share (EPS) reached US$18.11, up from US$7.38 for the nine months ending September 30, 2005.

Under IFRS, proforma results, adjusted to exclude non-cash ESOP expense and one-time items, were EBITDA of US$24.3 million and net income of US$12.1 million, showing solid growth of 107% and 149% respectively over prior year levels. Proforma IFRS adjusted EBITDA margin was 19% and net income margin was 10%, as compared to full year forecasts of 15.4% and 8.3%, respectively. The non-cash ESOP expense and one-time items are items that were unforeseen when preparing the Company's forecasts. The Company believes these proforma results may be helpful for understanding underlying operating and financial trends. In order to reflect the full year impact of non-cash ESOP expenses and one-time items to its 2006 projected net income, the Company has revised its net income forecast upward to US$18.5 million from US$13.8 million.

Xinhua Finance CEO Fredy Bush commented, "With the continued execution of our strategy and successful integration of new revenue streams, we have achieved another period of solid top- and bottom- line growth. Over the past eight fiscal quarters since our IPO, we have consistently delivered period after period of stable growth in line with or exceeding our financial targets. This established track record of strong financial performance demonstrates our ability to deliver value-added products and services to our global markets. It is also a testament to management's focused efforts to streamline operations and tightly control costs, which has translated directly into significant gains in our bottom line profit and EPS."

"I am pleased to report that all service lines are performing well while we continue our march along our key strategic initiatives. As the China distribution strategy takes hold and the

Distribution service line begins to stand on its own, we expect to see a further multiplying effect through our core service lines, as the generation of additional distribution channels drives greater value from our proprietary products and services. By all strategic, operational and financial measures, this has been another very successful quarter for Xinhua Finance."

During the third quarter, Xinhua Finance further expanded the robustness of its core product offerings. As of the end of October, an estimated $27.6 billion in assets under management benchmarks against or tracks the Xinhua FTSE Index Series worldwide. Several short-term bond ratings were issued during the period, including those for two leading Chinese pharmaceutical companies. In the period several significant operational milestones were attained including: Financial News reported its second-highest month of sales, Investor Relations made further inroads into the Asian market by signing ongoing advisory agreements with major Asian clients, and Stone & McCarthy Research Associates opened its Beijing office.

Xinhua Finance also strengthened the scope and impact of its China distribution platform. By leveraging its proprietary content, the Company created a special "Finance" section for distribution in the *Beijing Review* and *Economic Observer*, both of which are prominent media sources in China. The Company also established an integrated financial advertising and marketing platform across magazine, newspaper, radio and TV to better serve its customers and advertisers.

At the same time, the Company remains focused on continuously enhancing the efficiency of its operations. With such recent initiatives as the initiation of the Shared Service Center to provide back office financial processes for multiple Service Lines centrally, Xinhua Finance is maximizing the value of its growing and synergistic businesses.

ends

First Nine Months 2006 vs. First Nine Months 2005 (IFRS) – unit: USD mil.

	1st 9 Mo. 2006	1st 9 Mo. 2005	Change
Revenue	125.1	76.5	64%
EBITDA	19.7	11.8	68%
Net Income	15.8	4.8	227%

NOTE: The 2006 projected net income under IFRS is revised upward to US$18.5 million from US$13.8 million to reflect the full year impact of non-cash ESOP expenses and one-time items.

新华财经
XINHUA FINANCE

First Nine Month 2006 vs. First Nine Months 2005 (JGAAP) – unit: USD mil.

	1st 9 Mo. 2006	1st 9 Mo. 2005	Change
Revenue	125.1	76.5	64%
EBITDA	20.1	11.6	73%
Net Income	10.3	-1.0	N/A

NOTE: The 2006 projected net income under JGAAP is revised upward to US$10.5 million from US$1.1 million to reflect the full year impact of non-cash ESOP expenses and one-time items.

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, john.dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADR: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

November 14, 2006

Dear Sirs,

(Consolidated) Summary of Business Results for the nine months ended September 30, 2006

Name of the Company:	Xinhua Finance Limited (URL www.xinhuafinance.com.)
Representative:	Chief Executive Officer, Fredy Bush (TSE Mothers, Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Shanghai 86-21-6113-5900)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

1. Consolidated Business Results

Consolidated Business Results for the nine months year-to-date ended September 30, 2006 are provided below (consolidated business results for the nine months year-to-date ended September 30, 2005 are provided as well for reference).

Consolidated financial statements in accordance with Japan GAAP and International Financial Reporting Standards (IFRS) have been prepared for our investors in Japan and elsewhere in accordance with the Company's past practice. Significant differences between Japan GAAP and IFRS as applied to us include those relating to share based payment expenses and amortization of goodwill. Please refer to section "*2 Outline of Business Results*" below for detailed explanation. These items make our consolidated net income under Japan GAAP substantially lower than our consolidated net income under IFRS for the period ended September 30, 2006.

Consolidated Business Results under Japan GAAP

(Units: USD thousand (Yen thousand))

	September, 2005 (9 Months YTD)	September, 2005 (9 Months YTD)	September, 2006 (Year to date)	Variance (%)
	(at past USD-Yen rate as of September 30, 2005)	(at current USD-Yen rate as of September 29, 2006)	(at current USD-Yen rate as of September 29, 2006)	
Turnover	76,476 (8,656,350)	76,476 (9,016,553)	125,067 (14,745,456)	63.5%
Operating Profit	51 (5,752)	51 (5,992)	4,237 (499,513)	8236.6%
Ordinary	115	115	4,580	3890.1.6%

Profit	(12,993)	(13,533)	(539,982)	
Net Profit/Loss (△)	△1,049 (△ 118,799)	△1,049 (△ 123,721)	10,330 (1,217,929)	N/A
EBITDA	11,605 (1,313,636)	11,605 (1,368,299)	20,076 (2,367,012)	73.0%
Total Assets	270,634 (30,633,014)	270,634 (31,907,698)	578,177 (68,167,056)	113.6%
Total Net Assets	197,889 (22,399,016)	197,889 (23,331,071)	406,116 (47,881,070)	105.2%
Basic EPS	△1.61 (△ 181.93)	△1.61 (△ 189.50)	11.96 (1,410.08)	N/A
Diluted EPS	N/A N/A	N/A N/A	11.85 (1,397.12)	N/A

(Notes)

1. For the nine months year-to-date ended September 30, 2006 results and nine months ended September 30, 2005 results at current U.S. dollar / Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥117.90, from the Tokyo Foreign Exchange Market as of September 29, 2006. For the nine months ended September 30, 2005 results as reported on November 14, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥113.19, from the Tokyo Foreign Exchange Market as of September 30, 2005.
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Variance shows comparison between consolidated business results for the nine months year-to-date ended September 30, 2005 and for the nine months year-to-date ended September 30, 2006, both of which are at the current rate as of September 29, 2006.(as defined above in note 1)
4. On September 22, 2005, the Company carried out a share split to split 1 share to 3 shares.
5. Total Net Assets as of September 30, 2005 was reported as total shareholders' equity in the previous announcement at the balance sheet date.

Consolidated Business Results under IFRS (for reference only)

(Units: USD thousand (Yen thousand))

	September, 2005 (9 Months YTD)	September, 2005 (9 Months YTD)	September, 2006 (Year to date)	Variance (%)
	(at past USD-Yen rate as of September 30, 2005)	(at current USD-Yen rate as of September 29, 2006)	(at current USD-Yen rate as of September 29, 2006)	
Turnover	76,476 (8,656,350)	76,476 (9,016,553)	125,067 (14,745,456)	63.5%
EBITDA	11,764 (1,331,557)	11,764 (1,386,965)	19,716 (2,324,389)	67.6%
Net Income	4,835 (547,220)	4,835 (569,991)	15,794 (1,862,116)	226.7%
Basic EPS	7.41	7.41	18.28	147.0%

	(838)	(874)	(2,155)	
Diluted EPS	7.38	7.38	18.11	145.4%
	(835)	(871)	(2,135)	

(Notes)

1. For the nine months year-to-date ended September 30, 2006 results and the nine months ended September 30, 2005 results at current US dollar / Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥117.90, from the Tokyo Foreign Exchange Market as of September 29, 2006. For the nine months ended September 30, 2005 results as reported on November 14, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥113.19, from the Tokyo Foreign Exchange Market as of September 30, 2005.
2. We define EBITDA in relation to our IFRS financial statements as profit (loss) before interest, tax, depreciation and amortization.
3. Variance shows comparison between consolidated business results for the nine months year-to-date ended September 30, 2005 and for the nine months year-to-date ended September 30, 2006 both of which are at current rate as of September 29, 2006.
4. On September 22, 2005, the Company carried out a share split to split 1 share to 3 shares.

2. Outline of Consolidated Business Results (from January 1, 2006 to September 30, 2006)

Turnover

Consolidated turnover was US$125,067 thousand (¥14,745,456 thousand) for the nine months year-to-date ended September 30, 2006, as compared to US$76,476 thousand (¥9,016,553 thousand) for the nine months year-to-date ended September 30, 2005.

Higher consolidated turnover in 2006 is primarily due to:

- Consolidation of newly acquired subsidiaries, including Xinhua Finance Advertising Limited (formerly known as Ming Shing International Ltd), Beijing JingGuanXinCheng Advertising Co. Ltd. and Shanghai Hyperlink Market Research Co., Ltd, in the first nine months of 2006 which accounted for 21% of our consolidated turnover in 2006.
- Full period impact from subsidiaries, including Taylor Rafferty Associates Inc., EconWorld Media Ltd., Washington Analysis Corporation, Beijing Century Media Culture Co. Ltd., and Shanghai Far East Credit Rating Co., Ltd. that joined the group in 2005 as they accounted for 21% of our consolidated turnover in 2006.
- Increasing demand for China focused financial information and product line extensions such as the G7's China Service, MNI's China Bullet Points and China MainWire, as well as translated China news services for the Japan markets.
- Increasing volume of press releases within China and the region in the IR/PR service line
- Realizing synergies among the group, including cross-selling group services and products, through a more streamlined sales and marketing approach of our global operations.

Cost of sales

Consolidated cost of sales was US$53,346 thousand (¥6,289,551 thousand) for the nine months year-to-date ended September 30, 2006, as compared to US$33,156 thousand (¥3,909,058 thousand) for the nine months year-to-date ended September 30, 2005. Consolidated cost of sales mainly consists of reporting and editorial staff costs, direct marketing expenses, production fees, distribution charges and data acquisition costs. Consolidated cost of sales represented 43% of consolidated turnover for both the nine months ended September 30, 2006 and the nine months ended September 30, 2005. The increase of the amount of consolidated cost of sales is primarily due to consolidation of newly acquired subsidiaries that accounted for US$ 15,739 thousand (¥1,855,580 thousand) in the nine months year-to-date ended September 30, 2006 and full period impact from subsidiaries which joined the group in 2005 which accounted for US$ 6,736 thousand (¥794,134 thousand) in the nine months year-to-date ended September 30, 2006.

Gross Margin

Gross margin ratio of consolidated gross profit to consolidated turnover was 57.3% for the nine months ended September 30, 2006 versus 56.6% for the nine months ended September 30, 2005, mainly due to higher gross margin derived from the full period impact of subsidiaries that joined the group in 2005 such as Washington Analysis Corporation, Taylor Rafferty Associates Inc. and Shanghai Far East Credit Rating Co., Ltd.

Selling, general, and administrative expenses

Consolidated selling, general, and administrative expenses were US$67,484 thousand (¥7,956,392 thousand) for the nine months year-to-date ended September 30, 2006, higher than the US$43,270 thousand (¥5,101,503 thousand) for the nine months year-to-date ended September 30, 2005. Higher selling, general, and administrative expenses are mainly due to costs associated with expansion activities and the inclusion of selling, general and administrative

expenses from consolidation of our 2005 and first nine months 2006 acquisitions. Selling, general, and administrative expenses, inclusive of depreciation and amortization, as a percentage of consolidated turnover was 53.9% for the nine months ended September 30, 2006 versus 56.6% for the nine months ended September 30, 2005. Selling, general, and administrative expenses, excluding depreciation and amortization, as a percentage of consolidated turnover was 41.3% for the nine months ended September 30, 2006 versus 41.6% for the nine months ended September 30, 2005.

Operating profit/loss

As a result of the above, operating profit was US$4,237 thousand (￥499,513 thousand) for the nine months year-to-date ended September 30, 2006, versus operating profit of US$51 thousand (￥5,992 thousand) for the nine months year-to-date ended September 30, 2005.

Ordinary profit/loss

Ordinary profit was US$4,580 thousand (￥539,982 thousand) for the nine months year-to-date ended September 30, 2006, versus ordinary profit of US$115 thousand (￥13,533 thousand) for the nine months year-to-date ended September 30, 2005. As a result of the above operating profit, ordinary profit was arrived at after accounting for US$3,473 thousand (￥409,491 thousand) interest and other income being offset by US$3,130 thousand (￥369,021 thousand) interest expense and others.

Net profit/loss

As a result of the above, net profit was US$10,330 thousand (￥1,217,929 thousand) for the nine months year-to-date ended September 30, 2006, versus net loss of US$1,049 thousand (￥123,721 thousand) for the nine months year-to-date ended September 30, 2005. Net profit for the nine months ended September 30, 2006 was arrived at after charging taxation of US$ 4,320 thousand (￥509,308 thousand) of which US$ 900 thousand (￥106,110 thousand) relates to a one-time adjustment pertaining to a prior period and includes 1) a combined gain of US$10,956 thousand (￥1,291,685 thousand) from the partial and deemed disposal of subsidiaries to strategic investors and partners being one-time in nature and 2) a one-time gain of US$3,000 thousand (￥353,700 thousand) from the redemption of minority interests, and 3) minority interests US$3,877 thousand (￥457,142 thousand) of which US$1,650 thousand (￥194,535 thousand) was a one-time charge related to the previously mentioned one-time gain of US$ 3,000 thousand (￥353,700 thousand). Proforma net income was US$ 675 thousand (￥79,640 thousand) after elimination of the above and other one-time items and non-cash ESOP expense of US$ 1,205 thousand (￥142,072 thousand).

EBITDA

EBITDA was US$20,076 thousand (￥2,367,012 thousand) for the nine months year-to-date ended September 30, 2006, versus US$11,605 thousand (￥1,368,299 thousand) for the nine months year-to-date ended September 30, 2005. EBITDA is calculated by taking operating income (or loss) and adding back depreciation, amortization and amortization of goodwill.

Balance Sheet Analysis

(Units: USD thousand (Yen thousand))

	As of September 30, 2005	As of September 30, 2005	As of September 30, 2006	Variance (%)
	(at past USD-Yen rate as of September 30, 2005)	(at current USD-Yen rate as of September 29, 2006)	(at current USD-Yen rate as of September 29, 2006)	

Current Assets	52,379 (5,928,810)	52,379 (6,175,516)	173,185 (20,418,485)	230.6%
Non-current Assets	218,254 (24,704,204)	218,254 (25,732,182)	404,992 (47,748,571)	85.6%
Current Liabilities	44,216 (5,004,779)	44,216 (5,213,035)	95,705 (11,283,609)	116.4%
Non-current Liabilities	28,106 (3,181,362)	28,106 (3,313,743)	76,356 (9,002,377)	171.7%
Total Net Assets	197,889 (22,399,016)	197,889 (23,331,071)	406,116 (47,881,070)	105.2%

Cashflow Analysis

Operating activities

Net cash used in operating activities amounted to US$14,775 thousand (¥1,742,023 thousand) for the nine months year-to-date ended September 30, 2006. In line with our turnover growth, this usage was due to an increase in working capital needs, mainly trade receivables, from the rapid expansion of our business and consolidation from our acquired businesses.

Investing activities

Net cash used in investing activities amounted to US$66,146 thousand (¥7,798,604 thousand) for the nine months year-to-date ended September 30, 2006, mainly consisted of cash used for strategic acquisitions and investments such as Xinhua Finance Advertising Limited, Beijing JingGuanXinCheng Advertising Co. Ltd, Shanghai Hyperlink Market Research Co., Ltd, Praedea Solutions Inc, Glass, Lewis & Co., LLC and subsequent consideration payment for Washington Analysis Corporation and Stone & McCarthy Research Associates Inc, that totalled to US$25,107 thousand (¥2,960,081 thousand), deposit for purchase of intangible assets of US$21,021 thousand (¥2,478,327 thousand), deposits paid for upcoming acquisitions US$9,174 thousand (¥1,081,568 thousand) and capital expenditures US$4,249 thousand (¥500,975 thousand).

Financing Activities

Cashflow from financing activities amounted to US$76,347 thousand (¥9,001,319 thousand) for the nine months year-to-date ended September 30, 2006. This amount mainly consisted of cash inflows of US$832 thousand (¥98,129 thousand) in issuance of shares from the exercise of outstanding warrants, increase in short term loans of US$13,274 thousand (¥1,565,062 thousand), increase in long term debt of US$13,327 (¥1,571,245 thousand), and US$70,000 thousand (¥8,253,000 thousand) of funds raised by a subsidiary and cash outflows of increases in deposits pledged of US$17,109 (¥2,017,113 thousand) being deposits made to secure financing for making certain investments.

Cash Balance

Ending cash balance was US$76,106 thousand (¥8,972,856 thousand) as at September 30, 2006, due to the activities as described in "Operating Activities", "Investing Activities" and "Financing Activities", above.

3. Financial Projection (from January 1, 2006 to December 31, 2006)

Our projections have been prepared in accordance with Japan GAAP and IFRS to meet the needs of our Japanese and international investors.

There are significant differences between Japan GAAP and IFRS as applied to us, including those relating to amortization of goodwill and share based expenses. These differences result in a material deviation between the net results projected under Japan GAAP and the net results projected under IFRS.

- *Goodwill on Consolidation*

- Japan GAAP requires consolidated goodwill to be amortized within 20 years. The goodwill on consolidation of the Company has been and is projected to be amortized by the straight-line method over a period of 20 years. Under IAS 36, our goodwill on consolidation in connection with subsidiaries acquired on or after March 31, 2004 is not amortized but is assessed for impairment at least annually.

- *Share-based Payment Expense*

- Under IFRS, fair value of shares or options granted for compensation is amortized over the vesting period of the shares or options. Under Japan GAAP, there is no accounting impact for shares or options granted for compensation prior to May 1, 2006. However, shares and options granted after May 1, 2006 start to attract compensation expense under Japan GAAP.

EBITDA is presented in the projections because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of goodwill on consolidation. Goodwill on consolidation represents the excess of the aggregate purchase price over the fair value of the net assets of the business acquired and is required to be amortized under Japan GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and overall financial performance. However, it is recommended that the investors should carefully take into account financial and non-financial information as well as EBITDA.

Qualitative Information Regarding Forecast

Our business operations are progressing as we planned and in line with our strategy. Client demand for our China focused products and services continues to display steady growth. Unforeseen events, such as one-time gains and non cash ESOP expenses were naturally not part of our forecasts made on February 14, 2006. Given the one-time items and non cash ESOP expenses, we have revised our net income forecast to more accurately reflect the full year impact of these to our 2006 projected net income.

The year to date impact of these include: 1) a combined gain of US$10,956 thousand (¥1,291,685 thousand) from the partial and deemed disposal of subsidiaries to strategic investors and partners being one-time in nature and 2) a one-time gain of US$3,000 thousand (¥353,700 thousand) from the redemption of minority interests, and 3) one time charge of US$1,650 thousand (¥194,535 thousand) related to the one-time gain of US$ 3,000 thousand (¥353,700 thousand) noted in 2) above and 4) one time adjustment of US$ 900 thousand (¥106,110 thousand) pertaining to a prior period and other one time items

However, other figures in the forecast, (being Turnover, EBITDA, Operating Income and Ordinary Income) are not being revised as the full year impact of the above adjustments do not have material impacts on them.

1. Adjustment in consolidated financial forecast for net income (Japanese GAAP) for the fiscal year ending December 31, 2006 (January 1, 2006 – December 31, 2006)

(units: thousands of US dollars (thousands of JPY) except for %)

	Turnover	EBITDA	Operating Income	Ordinary Income	Net Income
Previous Projections[1] (A)	166,009 (17,430,922)	25,565 (2,684,362)	9,417 (988,742)	8,917 (936,242)	1,094 (114,828)
Revised Projections[2] (B)	166,009 (17,430,922)	25,565 (2,684,362)	9,417 (988,742)	8,917 (936,242)	10,469 (1,099,292)
Difference (B - A)	- -	- -	- -	- -	9,375 (984,464)
Percent Change (%)	0.0%	0.0%	0.0%	0.0%	857.0%
(for reference only) Previous Year's Results[3] (year ended Dec 31, 2005)	110,010 (12,988,885)	18,787 (2,218,226)	3,472 (409,893)	523 (61,801)	△2,814 (△332,299)

1. Exchange rate used for previous projections: USD1 = ¥105.00
2. Exchange rate used for adjusted projections: USD1 = ¥105.00
3. Exchange rate used for previous year's results: USD1 = ¥118.07, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 30, 2005.
4. △ Denotes loss.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

2. No adjustment is necessary for non-consolidated financial forecasts (Japanese GAAP) for the fiscal year ending December 31, 2006 (January 1, 2006 - December 31, 2006). The Company is not revising its non-consolidated financial forecasts as the results are not reflective of the whole group. The non-consolidated company acts as a holding company and substantial amounts of operations are at the subsidiary level. As a result, only consolidated results are a good reflection of our operations.

<For Reference Only (IFRS)>

1. Adjustment in consolidated financial forecast for net income (IFRS) for the fiscal year ending December 31, 2006 (January 1, 2006 – December 31, 2006)

(units: thousands of US dollars (thousands of JPY) except for %)

	Turnover	EBITDA	Net Income
Previous Projections[1] (A)	166,009 (17,430,922)	25,565 (2,684,362)	13,842 (1,453,448)
Revised Projections[2] (B)	166,009 (17,430,922)	25,565 (2,684,362)	18,523 (1,944,942)
Difference (B - A)	- -	- -	4,681 (491,494)
Percent Change (%)	0.0%	0.0%	33.8%
(for reference only) Previous Year's Results[3] (year ended Dec 31, 2005)	110,010 (12,988,885)	21,234 (2,506,937)	10,270 (1,212,576)

1. Exchange rate used for previous projections: USD1 = ¥105.00
2. Exchange rate used for adjusted projections: USD1 = ¥105.00
3. Exchange rate used for previous year's results: USD1 = ¥118.07, based on the foreign currency exchange rate (middle rate) from the Tokyo Foreign Exchange Market as of December 30, 2005.

Note: Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

Forward looking statements in this report are based on information available to management at the time this report was prepared. As such, they carry risks and uncertainties and actual results and events may differ significantly from the forecast. Investors are advised not to rely solely on business forecasts in this report for making investment decisions. The Company plans to continue to release quarterly financial results. Forecasts of business results will also be revised as and when considered necessary, in accordance with disclosure rules.

November 14, 2006

Dear Sirs,

(Non-Consolidated) Summary of Business Results for the nine months ended September 30, 2006

Name of the Company:	Xinhua Finance Limited (URL www.xinhuafinance.com.)
Representative:	Chief Executive Officer, Fredy Bush
	(TSE Mothers, Code Number : 9399)
Inquiries to:	Chief Financial Officer, Gordon Lau (TEL: Shanghai 86-21-6113-5900)
Inquiries to:	Managing Director, Investor Relations, Jiong Sun (TEL: Tokyo 81-3-3221-9500)

1. Summary of Business Results

Non-consolidated Business Results for the nine months year-to-date ended September 30, 2006 are provided below (the non-consolidated business results for the nine months year-to-date ended September 30, 2005 are provided as well for reference).

Non-consolidated Business Results under Japan GAAP

(Units: USD thousand (Yen thousand))

	September, 2005 (9 Months YTD)	September, 2005 (9 Months YTD)	September, 2006 (Year to date)	Variance (%)
	(at past USD-Yen rate as of September 30, 2005)	(at current USD-Yen rate as of September 29, 2006)	(at current USD-Yen rate as of September 29, 2006)	
Turnover	5,880 (665,592)	5,880 (693,289)	8,945 (1,054,672)	52.1%
Operating Profit	786 (88,961)	786 (92,662)	346 (40,797)	△56.0%
Ordinary Profit/Loss (△)	876 (99,121)	876 (103,246)	△1,265 (△ 149,133)	△244.4%
Net Profit/Loss (△)	876 (99,121)	876 (103,246)	△1,265 (△ 149,133)	△244.4%
EBITDA	786 (88,961)	786 (92,662)	346 (40,797)	△56.0%
Total Assets	221,092 (25,025,441)	221,092 (26,066,786)	383,948 (45,267,419)	73.7%
Total Net Assets	202,548 (22,926,432)	202,548 (23,880,435)	324,763 (38,289,533)	60.3%

(Notes)

1. For nine months year-to-date ended September 30, 2006 results and nine months ended September 30, 2005 results at current U.S. dollar and Japanese yen exchange rate, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥117.90, from the Tokyo Foreign Exchange Market as of September 29, 2006. For the nine months ended September 30, 2005 results as reported on November 14, 2005, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=¥113.19, from the Tokyo Foreign Exchange Market as of September 30, 2005.
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Variance shows comparison between business results for nine months year-to-date ended September 30, 2005 and for the nine months year-to-date ended September 30, 2006 both of which are at the current rate as of September 29, 2006.
4. Total Net Assets as of September 30, 2005 was reported as total shareholders' equity in the previous announcement at the balance sheet date

2. Non-consolidated Financial Projection (from January 1, 2006 to December 31, 2006)

The forecasted financial outlook (non-consolidated) for the fiscal year ending December 2006 under Japan GAAP is as follows:

	Turnover	**EBITDA**	**Operating Income/ Loss (△)**	**Ordinary Income/ Loss (△)**	**Net Income/ Loss (△)**
	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)	US$ Thousand (JPY Thousand)
For a year	5,285 (554,967)	△5,891 (△618,513)	△5,891 (△618,513)	△5,734 (△602,028)	△5,734 (△602,028)

(Reference) Forecasted net income per share (for the period) : △*JPY* 738.25 (2 decimal places)

Notes:

1. Exchange rate used USD1 = ¥105.00 (estimate based on management forecast).
2. We define EBITDA in relation to our Japan GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill.
3. Performance estimates are determined based on information currently available. Due to various unforeseen factors, actual performance may differ from estimates.

The Company is not revising its non-consolidated financial forecasts as the results are not reflective of the whole group. The non-consolidated company acts as a holding company and substantial amounts of operations are at the subsidiary level. As a result, only consolidated results are a good reflection of our operations.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance announces terms of corporate bond

SHANGHAI, November 15, 2006 —Xinhua Finance Limited (TSE: 9399, OTC: XHFNY), a China-based financial information and media services provider, today announced that the Company has entered into a purchase agreement with ABN AMRO Bank N.V., as lead manager and sole book-running manager in connection with the offer and sale (the "Offering") of US$ 100,000,000 10% Senior Guaranteed Notes due 2011 (the "Senior Notes"). The Senior Notes were issued to investors at a 0.06% discount to yield a 10.25% return to maturity.

The terms of the Offering are as follows:

1. Aggregate amount of face value	USD 100,000,000
2. Issuing date	21 November 2006
3. Closing date	21 November 2006
4. Interest rate	10%
5. Interest payment	Semi-annually in arrears
6. Maturity date	21 November 2011 (Five years from issue)
7. Collateral	Unsecured
8. Offering region	Asia and Europe
9. Listing	Singapore Stock Exchange
10. Use of proceeds	Refinance existing debt, acquisitions and general corporate purposes

The impact of the Offering on the financial forecast for the Company will not be material.

The Senior Notes will not be registered under the Securities and Exchange Law of Japan and United States, as amended and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), except as permitted under any applicable laws of Japan.

This press release is not for distribution, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for

securities in the United States. The Senior Notes mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").

The Senior Notes may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act) except pursuant to an exemption from the registration requirements of the Securities Act. There will be no offer of securities in the United States.

ends

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, john.dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADR: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance issues corporate bond

SHANGHAI, November 21, 2006 —Xinhua Finance Limited (TSE: 9399, OTC: XHFNY), a China-based financial information and media services provider, today announced the completion of the issuance of USD 100mn 10% Senior Guaranteed Notes through lead manager and sole book-running manager ABN AMRO (the "Senior Notes"), as previously announced by the Company on 15 November 2006.

For the terms of the Senior Notes, please refer to our news release dated November 15 2006.

The Senior Notes will not be registered under the Securities and Exchange Law of Japan and United States, as amended and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), except as permitted under any applicable laws of Japan.

This press release is not for distribution, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Senior Notes mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the "Securities Act").
The Senior Notes may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act) except pursuant to an exemption from the registration requirements of the Securities Act. There will be no offer of securities in the United States.

ends

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86 21 6113 5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

新华财经
XINHUA FINANCE

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5444 2730, james.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, john.dudzinsky@taylor-rafferty.co.uk

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's premier financial information and media service provider and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADR: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance makes second payment for acquisition of leading global investor relations firm, Taylor Rafferty Associates, Inc.

SHANGHAI, November 22, 2006 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), a leading provider of China's financial information and media services, today announced details of the second consideration payment to be made to the original shareholders of Taylor Rafferty Associates, Inc. ("Taylor Rafferty").

Pursuant to the share purchase agreement ("Agreement") dated as of June 14, 2005, further purchase consideration will be payable depending on Taylor Rafferty's financial performance in the fiscal years ending 2006 and 2007.

Xinhua Finance is pleased to announce that Taylor Rafferty has reported adjusted EBITDA for the fiscal year ended July 31, 2006 of US$2.77 million. Accordingly, the original shareholders of Taylor Rafferty will be entitled to an additional payment of US$9.69 million, consisting of US$3.87 million in cash and 16,036 of Xinhua Finance shares pursuant to the Agreement.

Details of the issuance:

1. No. of shares issued : 16,036 shares
2. Issue price per share: US$362.36 (JPY42, 773.33). Price is based on average closing share price for fifteen trading days up to and including November 17, 2006.
3. Total amount of the issue price : US$5,811,063.60
4. Amount to be added to share capital : HK$20 per share
5. Date of issuance : November 22, 2006
6. Use of proceeds: The shares are part of consideration of the shares of Taylor Rafferty that we acquired in June 2005.

ends

新华财经
XINHUA FINANCE

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +86-21-6113-5999,
joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	November 30, 2006
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive P. O. Box 2681GT, George Town, Grand Cayman, British West Indies
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Taylor Rafferty Associates, Inc.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
16,036 shares

(2) Issue Price
Approximately USD362.36 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD5,811,063.60

(5) Total amount to be capitalized
HKD320,720

c. Method of Issuance
Allocation of new shares to third parties

d. Areas of Issuance
United States of America

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Taylor Rafferty Associates, Inc. that were

acquired in June 2005.

g. Date of Issue
November 22, 2006

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of October 31, 2006)
HKD18,312,035.80 YEN 277,244,222.01

Note: Capital amount means the stated capital excluding share premium.

The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi), as of October 31, 2006, which is HKD1.00 = ¥15.14

新华财经
XINHUA FINANCE

[For Immediate Release]

Xinhua Finance acquires the entire remaining equity stake in Glass, Lewis & Co.

SHANGHAI, January 10, 2007 – Xinhua Finance (TSE Mothers: 9399 and OTC: XHFNY), China's unchallenged leader in financial information and media, today announced that it has acquired the entire remaining equity stake in Glass, Lewis & Co., LLC ("Glass Lewis"), a leading investment research and global proxy advisory and voting services firm. Xinhua Finance purchased an initial 19.9% equity stake in Glass Lewis in August 2006.

This acquisition further advances Xinhua Finance's mission of bringing transparency and corporate governance to China and of introducing essential products and services that facilitate investment in China. Under the deal, Glass Lewis joins the Xinhua Finance group, adding its expertise on corporate governance and accounting to Xinhua Finance's array of independent research services. The deal also enhances Glass Lewis' global presence and its capabilities in emerging markets by leveraging the extensive resources of Xinhua Finance, which include the analytical capabilities of various news units and the comprehensive database of business and financial data on global publicly-listed companies.

Founded in 2003, Glass Lewis helps investors make more informed investment and proxy voting decisions by identifying business, legal, governance and financial statement risk at public companies. Glass Lewis also facilitates proxy voting by institutional investors with the most advanced and reliable proxy voting platform in the industry. Headquartered in San Francisco, with offices in New York, London, Tokyo, Sydney and Denver, Glass Lewis serves many of the world's largest and most respected institutional money managers, pension funds, mutual funds and hedge funds. Glass Lewis' clients collectively manage more than $15 trillion.

Glass Lewis will continue to operate as a separate company, with its existing management team and employees.

"We see great demand for the services Glass Lewis provides, with foreign investment in Chinese listed companies increasing dramatically. Glass Lewis has an unmatched

reputation for helping global institutional investors assess the financial, governance, legal and financial statement risks of public companies. We believe that such services are important for the development of the Chinese capital markets and for investors globally," said Fredy Bush, Chief Executive Officer of Xinhua Finance.

"Working together, we can strengthen the information infrastructure that Xinhua Finance has already built both inside and outside of China, and further enhance our strategy to build first-mover platforms that empower investors to execute high-value decisions with confidence and clarity," added Ms Bush.

"We believe our current and future clients will benefit from the association and global reach of Xinhua Finance," said Greg Taxin, Chief Executive Officer of Glass Lewis. "Moreover, everyone at Glass Lewis believes the Chinese capital markets will continue to grow at a rapid pace and investors inside and outside of China will have a strong appetite for objective, professional insight into the business, legal, corporate governance and financial statement risk at Chinese companies."

ends

More Information:
Xinhua Finance
Hong Kong/Shanghai
Ms. Joy Tsang, +852 3196 3983, +852 9486 4364, +8621 6113 5999, joy.tsang@xinhuafinance.com

Japan
Mr. Sun Jiong, +81 3 3221 9500, jsun@xinhuafinance.com

Glass, Lewis & Co.
Bayley Diamond, +1 415 738 4115, bdiamond@glasslewis.com

Taylor Rafferty (Media/IR Contact)
Japan
Mr. James Hawrylak, +81 3 5733 2621, James.hawrylak@taylor-rafferty.com

United States
Ms. Ishviene Arora, +1 212 889 4350, ishviene.arora@taylor-rafferty.com

Europe
Mr. John Dudzinsky, +44 20 7614 2900, John.Dudzinsky@taylor-rafferty.co.uk

新华财经
XINHUA FINANCE

Notes to Editors
About Xinhua Finance Limited
Xinhua Finance Limited is China's unchallenged leader in financial information and media, and is listed on the Mothers board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China's financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through four focused and complementary service lines: Indices, Ratings, Financial News and Investor Relations. Founded in November 1999, the Company is headquartered in Shanghai with 20 news bureaus and offices in 19 locations across Asia, Australia, North America and Europe.

For more information, please visit www.xinhuafinance.com.

About Glass, Lewis & Co., LLC
Glass, Lewis & Co, LLC (Glass Lewis) is a leading investment research and global proxy advisory and voting services firm, serving institutions that collectively manage more than $11 trillion. Glass Lewis helps institutional investors make more informed investment and proxy voting decisions by identifying business, legal, governance and financial statement risk at more than 13,000 companies worldwide, including more than 2000 companies in Asia. Founded in 2003, Glass Lewis is headquartered in San Francisco with offices in New York, London, Tokyo and Denver.

For more information, please visit www.glasslewis.com

This is a press release to the public and should not be relied on as information to make an investment decision by any investor. Investors should read the Company's Annual Securities Report for the year ended 2005 and consider the risk factors together with other information contained therein when making an investment decision. This press release contains some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company or industries in which it operates to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

【COVER SHEET】

【Document】	Extraordinary Report
【Filing with】	Director of the Kanto Local Finance Bureau
【Date of Filing】	January 15, 2007
【Company】	Xinhua Finance Limited (新華財經有限公司)
【Title and Name of the Representative】	Fredy Bush, Chief Executive Officer
【Location of the Registered Office】	Cricket Square, Hutchins Drive, P. O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands
【Name of the Attorney】	Attorney-in-law Kensuke Ambe
【Address of the Attorney】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-5220-1812
【Name of Contacts】	Attorney-in-law, Kensuke Ambe; Nobuhiko Shimose; Katsumasa Suzuki; Haruka Osawa
【Contact to】	Mori Hamada & Matsumoto Marunouchi-Kitaguchi Building, 1-6-5, Chiyoda-ku, Tokyo
【Telephone Number】	03-6266-8520
【Place for Public Inspection】	The Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabuto-cho, Chuo-ku, Tokyo

1 【Reason of Filing】

We hereby file this report in accordance with of Article 4, Paragraph 24-5 of the Securities and Exchange Law of Japan and Article 19, Paragraph 2, Sub-Paragraph 2 of Ordinance Concerning Securities Company, with respect to the issue of shares in relation to the acquisition of Glass, Lewis & Co., LLC.

2 【Nature of Report】

1 Issuance of shares outside of Japan

a. Class of Shares
Ordinary Share

b. Description of the shares to be issued

(1) Number of Shares
43,975 shares

(2) Issue Price
Approximately USD506.85 per share

(3) Amount to be capitalized per share
HKD20 per share

(4) Total amount of issue price
USD22,288,742

(5) Total amount to be capitalized
HKD879,500

c. Method of Issuance
Allocation of new shares to third parties

d. Areas of Issuance
United States of America

e. Names of Underwriters
N/A

f. Amount of Proceeds and Use of them
The shares are part of consideration of the shares of Glass, Lewis & Co., LLC.

g. Date of Issue
January 10, 2007

h. Name of Exchange on which the shares will be listed
Tokyo Stock Exchange, Inc.

i. Capital Amount (as of December 31, 2006)
HKD18,632,755.80 YEN 285,453,818.86

Note: Capital amount means the stated capital excluding share premium.
The conversion of H.K. dollars into Japanese yen is calculated by the foreign currency exchange rate (middle rate of telegraphic transfer selling and buying rates for customer transactions quoted by Bank of Tokyo-Mitsubishi), as of December 29, 2006, which is HKD1.00 = ￥15.32

END